Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

MASIMO CORPORATION,

DANAHER CORPORATION

and

MOBIUS MERGER SUB, INC.

Dated as of February 16, 2026

TABLE OF CONTENTS

Article I

Closing; Effective Time; The Merger

1.1.	Closing	5
1.2.	Effective Time	5
1.3.	The Merger	5

Article II

Certificate of Incorporation and Bylaws; Directors and Officers of the Surviving Corporation

2.1.	The Certificate of Incorporation of the Surviving Corporation	5
2.2.	The Bylaws of the Surviving Corporation	6
2.3.	Directors of the Surviving Corporation	6
2.4.	Officers of the Surviving Corporation	6

Article III

Effect of the Merger on Capital Stock; Delivery of Merger Consideration

3.1.	Effect of the Merger on Capital Stock	6
3.2.	Delivery of Merger Consideration	7
3.3.	Treatment of Equity Awards	11
3.4.	Adjustments to Prevent Dilution	12

Article IV

Representations and Warranties of the Company

4.1.	Organization, Good Standing and Qualification	13
4.2.	Capital Structure	14
4.3.	Corporate Authority; Approval and Fairness	15
4.4.	Governmental Filings; No Violations	16
4.5.	Compliance with Laws; Licenses	16
4.6.	Company Reports	20
4.7.	Disclosure Controls and Procedures and Internal Control Over Financial Reporting	20
4.8.	Financial Statements; No Undisclosed Liabilities; Off-Balance Sheet Arrangements	21
4.9.	Litigation	22
4.10.	Absence of Certain Changes	22
4.11.	Company Material Contracts	22
4.12.	Employee Benefits	25
4.13.	Labor Matters	27

4.14.	Environmental Matters	29
4.15.	Tax Matters	29
4.16.	Real Property	31
4.17.	Intellectual Property	31
4.18.	Insurance	34
4.19.	Takeover Statutes; No Stockholder Rights Plan	34
4.20.	Related Party Transactions	34
4.21.	Brokers and Finders	34
4.22.	No Other Representations or Warranties; Non-Reliance	35

Article V

Representations and Warranties of Parent and Merger Sub

5.1.	Organization, Good Standing and Qualification	35
5.2.	Capitalization and Business of Merger Sub	35
5.3.	Corporate Authority	36
5.4.	Governmental Filings; No Violations	36
5.5.	Litigation	37
5.6.	Available Funds	37
5.7.	Brokers and Finders	37
5.8.	Ownership of Company Common Stock	37
5.9.	Other Businesses	38
5.10.	No Other Representations or Warranties; Non-Reliance	38

Article VI

Covenants

6.1.	Interim Operations	39
6.2.	Acquisition Proposals; Change of Recommendation	43
6.3.	Company Stockholders Meeting	47
6.4.	Parent Vote	49
6.5.	Approval of Sole Stockholders of Merger Sub	49
6.6.	Proxy Statement	49
6.7.	Cooperation; Efforts to Consummate	50
6.8.	Status and Notifications	52
6.9.	Information and Access	53
6.10.	Publicity	55
6.11.	Employee Matters	55
6.12.	Indemnification; Directors’ and Officers’ Insurance	57
6.13.	Treatment of Certain Existing Indebtedness	60
6.14.	Takeover Statutes	60
6.15.	Section 16 Matters	60
6.16.	Transaction Litigation	60
6.17.	Delisting and Deregistration	61
6.18.	Other Activities	61

6.19.	Related Party Financing	61

Article VII

Conditions to Closing

7.1.	Conditions to Each Party’s Obligation to Effect the Closing	62
7.2.	Conditions to Parent’s and Merger Sub’s Obligation to Effect the Closing	62
7.3.	Conditions to the Company’s Obligation to Effect the Closing	63

Article VIII

Termination

8.1.	Termination by Mutual Written Consent	64
8.2.	Termination by Either the Company or Parent	64
8.3.	Termination by the Company	64
8.4.	Termination by Parent	65
8.5.	Notice of Termination; Effect of Termination	65

Article IX

Miscellaneous and General

9.1.	Survival	67
9.2.	Notices	68
9.3.	Expenses	69
9.4.	Transfer Taxes	69
9.5.	Amendment or Other Modification; Waiver	69
9.6.	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	70
9.7.	Specific Performance	70
9.8.	Third-Party Beneficiaries	71
9.9.	Fulfillment of Obligations	71
9.10.	Successors and Assigns	72
9.11.	Entire Agreement	72
9.12.	Interpretation and Construction	72
9.13.	Severability	74
9.14.	Counterparts; Effectiveness	74

Exhibits

Exhibit A:	Definitions

Exhibit B:	Form of Amended and Restated Certificate of Incorporation of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 16, 2026, is entered into by and among Masimo Corporation, a Delaware corporation (the “Company”), Danaher Corporation, a Delaware corporation (“Parent”), and Mobius Merger Sub, Inc., a Delaware corporation and a Wholly Owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”). Except as otherwise indicated in this Agreement, capitalized terms used but not defined in the body of this Agreement shall have the meanings set forth in Exhibit A.

RECITALS

WHEREAS, the Parties intend that, subject to the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger as a Wholly Owned Subsidiary of Parent;

WHEREAS, the Company Board has, by unanimous approval of all directors present at a duly convened and held meeting, (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement (the “Transactions”), (b) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Company and the holders of Shares (other than Excluded Shares that are not Dissenting Shares), (c) directed that this Agreement be submitted to the holders of Shares for their adoption and (d) resolved, subject to the terms and conditions of this Agreement, to recommend that the holders of Shares adopt this Agreement;

WHEREAS, the Parent Board has, by unanimous approval of all directors present at a duly convened and held meeting, (a) approved and declared advisable this Agreement and the Transactions, (b) determined that this Agreement and the Transactions are in the best interests of Parent and its stockholders and (c) approved the execution, delivery and performance of this Agreement by Parent and the consummation of the Transactions;

WHEREAS, the sole member of the board of directors of Merger Sub has (a) approved and declared advisable this Agreement and the Transactions, (b) determined that this Agreement and the Transactions are in the best interests of Merger Sub and Parent (as Merger Sub’s sole stockholder), (c) directed that this Agreement be submitted to Parent (as Merger Sub’s sole stockholder) for its adoption and (d) resolved to recommend that Parent (as Merger Sub’s sole stockholder) adopt this Agreement;

WHEREAS, prior to the execution and delivery of this Agreement, and as a condition to the willingness of Parent to enter into this Agreement, certain stockholders of the Company have entered into a voting and support agreement (the “Voting Agreement”) in connection with the Merger; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the Transactions.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

Article I

Closing; Effective Time; The Merger

1.1.          Closing. The Closing shall take place, via the exchange of electronic documents and executed signature pages and the electronic transfer of funds, on the third Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) or at such other date, time and place (or by means of remote communication) as the Company and Parent may agree in writing.

1.2.          Effective Time. On the Closing Date, the Parties shall cause the Certificate of Merger to be duly executed and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and the Parties shall deliver and tender, or cause to be delivered or tendered, as applicable, any Taxes and fees and make all other filings or recordings required under the DGCL in connection with such filing of the Certificate of Merger and the Merger. The Merger shall become effective at the time the Certificate of Merger is filed with and accepted by the Secretary of State of the State of Delaware or at such later time agreed by Parent and the Company in writing and specified in the Certificate of Merger (such time and date that the Merger becomes effective, the “Effective Time”).

1.3.          The Merger. Subject to the terms and conditions of this Agreement and in accordance with the DGCL, (a) at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”) and, from and after the Effective Time, shall be a Wholly Owned Subsidiary of Parent and the separate corporate existence of the Company shall continue unaffected by the Merger, and (c) the Merger shall have such other effects as set forth in this Agreement and in the applicable provisions of the DGCL.

Article II

Certificate of Incorporation and Bylaws; Directors and Officers of the Surviving Corporation

2.1.          The Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety as of the Effective Time to be in the form set forth in Exhibit B to this Agreement, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until thereafter duly amended, restated or amended and restated as provided therein or by applicable Law, in each case consistent with the obligations set forth in Section 6.12.

2.2.          The Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter duly amended, restated or amended and restated as provided therein, by the Charter or by applicable Law, in each case consistent with the obligations set forth in Section 6.12.

2.3.          Directors of the Surviving Corporation. The Parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, each to hold office until such Person’s successor has been duly elected or appointed and qualified or until such Person’s earlier death, resignation or removal pursuant to the Charter, the Bylaws or applicable Law.

2.4.          Officers of the Surviving Corporation. The Parties shall take all actions necessary so that the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, each to hold office until such Person’s successor has been duly elected or appointed and qualified or until such Person’s earlier death, resignation or removal pursuant to the Charter, the Bylaws or applicable Law.

Article III

Effect of the Merger on Capital Stock; Delivery of Merger Consideration

3.1.          Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Person:

(a)            Merger Consideration. Each Eligible Share shall be automatically converted into the right to receive the Per Share Merger Consideration, and shall cease to be outstanding, shall be automatically cancelled and shall cease to exist, and each Certificate and each Book-Entry Share shall thereafter represent only the right to receive the Per Share Merger Consideration, payable pursuant to Section 3.2.

(b)            Treatment of Excluded Shares. Each Excluded Share shall cease to be outstanding, shall be automatically cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights any Dissenting Stockholder may have pursuant to Section 3.2(f) with respect to any Excluded Shares that are Dissenting Shares.

(c)            Treatment of Converting Shares. Each Converting Share, if any, shall be automatically converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary holding Converting Shares shall own the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time, and each Converting Share shall cease to be outstanding, shall be automatically cancelled and shall cease to exist, and no other consideration shall be delivered in exchange therefor.

(d)            Merger Sub. Each share of common stock of Merger Sub, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall be automatically converted into one share of common stock of the Surviving Corporation, par value $0.001 per share, and, subject to Section 3.1(c), shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately after the Effective Time.

3.2.          Delivery of Merger Consideration.

(a)            Deposit of Merger Consideration and Paying Agent.

(i)             At or prior to the Closing, Parent shall deposit, or cause to be deposited, with the Paying Agent, an amount in cash sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments of the aggregate Per Share Merger Consideration in respect of the Eligible Shares pursuant to Section 3.2(b) (such cash and any proceeds thereof, the “Exchange Fund”).

(ii)            Pursuant to the Paying Agent Agreement, the Paying Agent shall, among other things, (A) act as the paying agent for the payment and delivery of the Per Share Merger Consideration pursuant to the terms and conditions of this Agreement and for the payment of the Company Equity Payments to be paid by the Paying Agent pursuant to Section 3.3 and (B) invest the Exchange Fund, if and as directed by Parent; provided, however, that any investment shall be in obligations of, or guaranteed as to principal and interest by, the U.S. government in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services, LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available) or in money market funds having a rating in the highest investment category granted by a nationally recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. If for any reason (including losses) the Exchange Fund is insufficient to pay the amounts owed to holders of Eligible Shares entitled to such payments under Section 3.1 and the Company Equity Payments to be paid by the Paying Agent pursuant to Section 3.3, Parent shall promptly deposit, or shall cause to be deposited, cash with the Paying Agent for the Exchange Fund so as to ensure that the Exchange Fund, at all relevant times, is maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment (if any) in excess of the amounts payable pursuant to Section 3.2(b) and Section 3.3 shall be returned to Parent or the Surviving Corporation, as determined by Parent in accordance with the terms and conditions of the Paying Agent Agreement, upon the termination of the Exchange Fund in accordance with Section 3.2(d).

(b)            Procedures for Surrender.

(i)             As promptly as practicable after the Effective Time (but in any event within three Business Days thereafter), Parent shall cause the Paying Agent to mail or otherwise provide each holder of record of Eligible Shares that are (A) Certificates or (B) Book-Entry Shares not held, directly or indirectly, through DTC notice advising such holders of the effectiveness of the Merger, which notice shall include (1) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.2(e)) or the surrender of such Book-Entry Shares to the Paying Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), as applicable (such materials to be in such form and have such other provisions as Parent and the Company may reasonably agree prior to the Effective Time), and (2) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.2(e)) or such Book-Entry Shares to the Paying Agent in exchange for the Per Share Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to this Article III.

(ii)            With respect to Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent shall transmit to DTC or its nominees as promptly as practicable after the Effective Time (but in any event within five days thereafter), upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries, the aggregate Per Share Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to this Article III.

(iii)           Upon surrender to the Paying Agent of Eligible Shares that (A) are represented by Certificates, by physical surrender of such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.2(e)) together with the letter of transmittal, duly completed and executed, and such other documents as the Paying Agent may reasonably require pursuant to the terms and conditions of the Paying Agent Agreement, (B) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Paying Agent in connection with the surrender of Book-Entry Shares (and such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares as the Paying Agent may reasonably require pursuant to the terms and conditions of the Paying Agent Agreement), in each case of the foregoing clauses (A) and (B) of this Section 3.2(b)(iii), pursuant to such materials and instructions as contemplated by Section 3.2(b)(i), and (C) are Book-Entry Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries pursuant to Section 3.2(b)(ii), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver, out of the Exchange Fund, as promptly as practicable to such holders, an amount in cash in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 3.2(g)) equal to the product obtained by multiplying (1) the number of Eligible Shares represented by such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.2(e)) or such Book-Entry Shares by (2) the Per Share Merger Consideration, and each Certificate or Book-Entry Share so surrendered shall forthwith be cancelled.

(iv)           In the event of a transfer of ownership of any Eligible Shares represented by a Certificate that is not registered in the stock transfer books or ledger of the Company, or if the consideration payable is to be paid in a name other than that in which the Certificate surrendered or transferred in exchange therefor is registered in the stock transfer books or ledger of the Company, a check for any cash to be exchanged upon due surrender of any such Certificate may be issued by the Paying Agent to such a transferee if the Certificate is properly endorsed and otherwise in proper form for surrender and presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable Transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Paying Agent. Payment of the Per Share Merger Consideration with respect to Book-Entry Shares shall be made only to the Person in whose name such Book-Entry Shares are registered in the stock transfer books or ledger of the Company.

(c)            Transfer Books; No Further Ownership Rights in Shares. From and after the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no transfers on the stock transfer books or ledger of the Company of the Eligible Shares. If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall, subject to the terms and conditions of this Article III, be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled to receive as a result of the Merger pursuant to this Article III.

(d)            Termination of Exchange Fund.

(i)             If requested by Parent in writing, any portion of the Exchange Fund (including any interest and other income resulting from any investments thereof (if any)) that remains unclaimed by the holders of Eligible Shares on the date that is 12 months from and after the Closing Date shall be delivered to Parent or the Surviving Corporation, as Parent may determine. Any holder of Eligible Shares who has not theretofore received the Per Share Merger Consideration in respect of such Eligible Shares and any holder of Company Equity Awards who has not received the applicable Company Equity Payment to be paid by the Paying Agent pursuant to Section 3.3 shall thereafter look only to the Surviving Corporation for such payments (after giving effect to any required Tax withholdings as provided in Section 3.2(g) and Section 3.3, as applicable) in respect thereof.

(ii)            Notwithstanding anything to the contrary set forth in this Article III, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares or Company Equity Awards for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Notwithstanding any other provision of this Agreement, any amounts remaining unclaimed by holders of any such Certificates or Book-Entry Shares five years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Entity, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

(e)            Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent pursuant to the Paying Agent Agreement or otherwise, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent pursuant to the Paying Agent Agreement or otherwise as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall, in exchange for such Certificate and such other documentation required pursuant to this Section 3.2 and subject to the terms and conditions of this Article III, pay the aggregate Per Share Merger Consideration to be paid with respect to the Eligible Shares represented by such Certificate.

(f)            Appraisal Rights. Subject to the last sentence of this Section 3.2(f), no Dissenting Stockholder shall be entitled to receive the Per Share Merger Consideration with respect to its Dissenting Shares and each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to its Dissenting Shares, and such Dissenting Stockholder shall cease to have any other rights with respect to its Dissenting Shares. The Company shall give Parent (i) prompt written notice (and in any event within two Business Days of receipt) and copies of any written demands (or written threats thereof) for appraisal, actual, attempted or purported written withdrawals of such demands, and any other instruments served pursuant to (or purportedly pursuant to) applicable Law that are received by the Company relating to the Company’s stockholders’ demands of appraisal and (ii) an opportunity to participate in, direct and control all negotiations and Proceedings to the extent related to any written demand for appraisal under the DGCL, including any determination to make any payment or deposit with respect to any Dissenting Shares under Section 262(h) of the DGCL prior to the entry of judgment in the Proceedings regarding appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment or deposit with respect to any demands for appraisals, offer to settle or settle any such demands or approve any withdrawal of any such demands, or agree, authorize or commit to do any of the foregoing. If any Dissenting Stockholder shall have effectively withdrawn or otherwise waived or lost the right under Section 262 of the DGCL with respect to any Dissenting Shares, such Dissenting Shares shall become Eligible Shares and thereupon converted into the right to receive the Per Share Merger Consideration with respect to such Shares pursuant to this Article III.

(g)            Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent (and any of their respective Affiliates) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable Tax Law. In the event of any deduction or withholding pursuant to this Section 3.2(g) (other than any withholding or deduction in respect of payments in the nature of compensation for Tax purposes that are paid through payroll of the applicable entity), the applicable payor shall use commercially reasonable efforts to cooperate with the applicable payee to reduce or eliminate any amounts that would otherwise be deductible or withheld, to the extent permitted by applicable Law. To the extent that amounts are so withheld and remitted to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3.3.          Treatment of Equity Awards. Except as set forth in Section 3.3 of the Company Disclosure Schedule:

(a)            Each Company Option that is outstanding as of immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of Parent, Merger Sub, the Company, or the holder thereof, whether vested or unvested, be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price per share of such Company Option, and (ii) the number of Shares underlying such Company Option, without interest and less such amounts as are required to be withheld or deducted under the Code or any provision of U.S. state or local Tax Law with respect to the making of such payment. Notwithstanding the foregoing, each Company Option that is outstanding as of immediately prior to the Effective Time that has an exercise price per Share that is equal to or greater than the Per Share Merger Consideration shall, in each case, be automatically, without any action on the part of Parent, the Company or the holder thereof, be cancelled without payment of any consideration.

(b)            Each Company RSU Award that is outstanding as of immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be assumed by Parent and converted into an award of restricted stock units with respect to the number of shares (rounded to the nearest number of whole shares) of Parent Common Stock (such restricted stock unit award, a “Converted RSU Award”) equal to the product of the number of Shares underlying the Company RSU Award immediately prior to the Effective Time multiplied by the Exchange Ratio. Each Converted RSU Award shall continue to be governed by the same terms and conditions (including with respect to vesting and forfeiture) that were applicable to the corresponding Company RSU Award immediately prior to the Effective Time; provided that, notwithstanding the foregoing, any Company RSU Award held by a non-employee member of the Company Board that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall not be assumed by Parent and shall instead be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Per Share Merger Consideration and (ii) the number of Shares underlying such Company RSU Award, without interest and less such amounts as are required to be withheld or deducted under the Code or any provision of U.S. state or local Tax Law with respect to the making of such payment.

(c)            Each Company PSU Award that is outstanding as of immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of Parent, Merger Sub, the Company or the holder thereof be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Per Share Merger Consideration and (ii) the number of Shares underlying such Company PSU Award, with the number of Shares underlying the Company PSU Award to be based upon target performance, without interest and less such amounts as are required to be withheld or deducted under the Code or any provision of U.S. state or local Tax Law with respect to the making of such payment.

(d)            Parent shall file with the SEC, no later than three Business Days after the Effective Time, a registration statement on a Form S-8 (or any successor form or other appropriate form) (the “Form S-8”) relating to the shares of Parent Common Stock issuable with respect to the Converted RSU Awards. Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or statements for so long as Converted RSU Awards remain outstanding. As promptly as reasonably practicable after the Effective Time (but no later than five Business Days after the Closing Date), Parent shall deposit with the Surviving Corporation, by wire transfer of immediately available funds, the aggregate amounts owed to the holders of the Company Equity Awards contemplated by this Section 3.3 (collectively, the “Company Equity Payments”), including any employer payroll Taxes thereon. As promptly as reasonably practicable following the Closing Date, the Surviving Corporation (or its applicable Subsidiary) shall pay or cause to be paid to the holders of the Company Equity Awards, through its payroll system, the Company Equity Payments (after giving effect to any required Tax withholdings); provided, however, that to the extent the holder of a Company Equity Award is not, and was not at any time during the vesting period of the applicable Company Equity Award, an employee of the Company or any of its Subsidiaries, then such payment shall be deposited in the Exchange Fund and paid by the Paying Agent pursuant to Section 3.2. Notwithstanding the foregoing, to the extent that any award described in this Section 3.3 constitutes nonqualified deferred compensation subject to Section 409A of the Code, any payment contemplated hereby with respect to such award shall be made in accordance with this Agreement and the applicable award’s terms or, if later, at the earliest time permitted under the terms of such award that will not result in the application of a Tax or penalty under Section 409A of the Code.

(e)            Prior to the Effective Time, the Company, the Board of Directors of the Company and Parent, as applicable, shall take all actions necessary or advisable to effectuate the provisions of this Section 3.3.

3.4.          Adjustments to Prevent Dilution. Notwithstanding anything to the contrary set forth in this Agreement, if, from the execution and delivery of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of Shares or securities or a different class by reason of any reclassification, stock split, stock dividend or distribution, recapitalization, merger or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Per Share Merger Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 3.4 shall be construed to permit the Company or any other Person to take any action that is otherwise prohibited by the terms and conditions of this Agreement.

Article IV

Representations and Warranties of the Company

Except as set forth in (x) the Company Reports filed or furnished on or after December 30, 2023 and that are publicly available prior to the close of business on the second business day preceding the date of this Agreement (to the extent the relevance of such item as an exception to a representation or warranty herein is reasonably apparent on its face), but excluding, in each case, any risk factors, forward-looking statements and other similar statements to the extent they are forward-looking statements or primarily cautionary, predictive or forward-looking in nature, or (y) the applicable section or subsection of the confidential disclosure schedule delivered to Parent by the Company prior to or concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”) (it being agreed that for the purposes of the representations and warranties made by the Company in this Agreement, disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to the extent the relevance of such item is reasonably apparent on its face); provided, that clause (x) of this paragraph shall not apply to the representations and warranties set forth in Section 4.1, Section 4.2(a), the second sentence of Section 4.2(b), the first sentence of Section 4.2(c), Section 4.2(e), Section 4.3, Section 4.19 and Section 4.21, the Company hereby represents and warrants to Parent and Merger Sub that:

4.1.          Organization, Good Standing and Qualification.

(a)            The Company is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            The Company has made available to Parent correct and complete copies of the Company’s Organizational Documents, including any amendments thereto, that are in effect as of the date of this Agreement. Each of the Company’s Organizational Documents is in full force and effect and the Company is not in material breach or violation of any of the provisions thereof.

(c)            Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.2.          Capital Structure.

(a)            The authorized capital stock of the Company consists of 100,000,000 Shares and 5,000,000 shares of Company Preferred Stock. As of the Capitalization Date: (i) 74,218,782 Shares were issued and outstanding, (ii) 22,014,412 Shares were issued and held by the Company in its treasury, (iii) no shares of Company Preferred Stock were issued and outstanding or held by the Company in its treasury, and (iv) no Shares or shares of Company Preferred Stock were reserved for issuance (other than 3,734,499 Shares reserved for issuance pursuant to the Stock Plans). As of the Capitalization Date, there were outstanding (A) Company Options to purchase 611,180 shares of Company Common Stock, (B) Company RSU Awards with respect to 593,261 shares of Company Common Stock, and (C) Company PSU Awards with respect to 115,744 shares of Company Common Stock (assuming such Company PSU Awards were earned at the target level of performance) and 231,488 shares of Company Common Stock (assuming such Company PSU Awards were earned at the maximum level of performance). Since the Capitalization Date and through the date of this Agreement, no Shares or shares of Company Preferred Stock have been repurchased or redeemed or issued (other than with respect to the exercise, vesting or settlement of Company Equity Awards outstanding prior to the date of this Agreement and pursuant to the terms of the applicable Stock Plans in effect on the date of this Agreement), and no Shares have been reserved for issuance and no Company Equity Awards have been granted, except as otherwise expressly permitted by this Agreement.

(b)            Neither the Company nor any of its Subsidiaries have outstanding any bonds, debentures, notes, Indebtedness or other obligations, the holders of which have the right to vote (or convert into or exercise for securities having the right to vote) with the stockholders of the Company on any matter or with the equity holders of any of the Company’s Subsidiaries on any matter, respectively. All of the outstanding shares of capital stock or other securities of the Company have been duly authorized and are validly issued, fully paid and non-assessable. All of the outstanding shares of capital stock and other securities of the Company are free and clear of any Encumbrance created or incurred by the Company or any of its Subsidiaries, other than restrictions on transfer arising under this Agreement, applicable securities Laws or the Organizational Documents of the Company.

(c)            The Company Common Stock constitutes the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act. No shares of capital stock of the Company are held by any Subsidiary of the Company.

(d)            Section 4.2(d) of the Company Disclosure Schedule sets forth a true and complete list of each of the Company’s Subsidiaries and its jurisdiction of incorporation, formation or organization, as applicable. Each of the Company’s Subsidiaries is a Wholly Owned Subsidiary of the Company.

(e)            Except as set forth in Section 4.2(a), there are no preemptive or other outstanding rights, options, phantom equity or rights, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Other than the Voting Agreement, the Company is not a party to any voting agreement with respect to the voting of any of the foregoing securities of the Company.

(f)            Section 4.2(f) of the Company Disclosure Schedule sets forth a true and complete list, as of the Capitalization Date, of all outstanding Company Equity Awards on an individual-by-individual basis, including with respect to each such Company Equity Award, (i) the name of the holder, (ii) the Stock Plan pursuant to which such Company Equity Award was granted, (iii) the date of grant, (iv) the total number of shares of Company Common Stock subject to such Company Equity Award (at target and maximum, if applicable), (iv) the vesting schedule and current vesting status, (v) the exercise price, (vi) the expiration date, if applicable, and (vii) if applicable, whether such Company Option is intended to constitute an “incentive stock option” within the meaning of Section 422 of the Code. Each Company Option grant was made in accordance with the terms of the Stock Plans, applicable Law and Section 409A of the Code, and each Company Option’s per share exercise price was equal to or greater than the fair market value of a share of Company Common Stock on the date of grant of such Company Option. All shares of Company Common Stock that may be issued pursuant to the conversion, exercise, settlement or vesting of the Company Equity Awards will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive right.

4.3.          Corporate Authority; Approval and Fairness.

(a)            The Company has the requisite corporate power and authority to execute and deliver this Agreement and to comply with the provisions of this Agreement, subject, in the case of the consummation of the Merger, to obtaining the Requisite Company Vote. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)            The Company Board has, by unanimous approval of all directors present at a duly convened and held meeting: (i) (A) approved and declared advisable this Agreement and the Transactions, (B) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Company and the holders of Shares, other than Excluded Shares that are not Dissenting Shares, and (C) resolved to recommend that the holders of Shares adopt this Agreement (the “Company Recommendation”), and the resolutions in this clause (i), except in the case of clause (C) as permitted by Section 6.2, have not been rescinded, modified or withdrawn as of the execution and delivery of this Agreement; (ii) directed that this Agreement be submitted to the holders of Shares for their adoption; and (iii) received the oral opinion (to be confirmed by delivery of a written opinion) of its financial advisor, Centerview Partners LLC (“Centerview”), to the effect that, based upon the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in such written opinion, as of the date of such written opinion, the Per Share Merger Consideration to be paid to the holders of Shares (other than Excluded Shares and Converting Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders (it being agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub or any other Person). Promptly following the execution and delivery of this Agreement, the Company will make available to Parent a written copy of such opinion.

(c)            The Requisite Company Vote is the only vote of the holders of any class or series of the Company’s capital stock or other securities that is necessary under applicable Law and the Organizational Documents to adopt this Agreement and approve the Merger and other Transactions.

4.4.          Governmental Filings; No Violations.

(a)            Other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act or any other Antitrust Law, (ii) pursuant to the DGCL, (iii) required to be made with or obtained from the SEC, (iv) required to be made with or by the NASDAQ and (v) set forth in Section 4.4(a)(v) of the Company Disclosure Schedule (collectively, the “Company Approvals”), as applicable, no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by the Company or any of its Subsidiaries with, nor are any required to be obtained by the Company or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement by the Company and the consummation of the Merger and the other Transactions, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.8, the execution and delivery of and performance under this Agreement by the Company do not, and the consummation of the Transactions, will not: (i) assuming the Requisite Company Vote is obtained, constitute or result in a breach or violation of or default under, the Organizational Documents of the Company; (ii) assuming the Requisite Company Vote is obtained and compliance with the matters referred to in Section 4.4(a), violate or conflict with any Law to which the Company or any of its Subsidiaries is subject; (iii) result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) on any properties or assets of the Company or its Subsidiaries, or (iv) assuming compliance with the matters referred to in Section 4.4(a), with or without notice, lapse of time or both, require any notice, consent or approval under, constitute a breach or default under, or cause or permit the termination, acceleration or creation of any right or obligation under any provision of any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clauses (ii)-(iv) of this Section 4.4(b), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.5.          Compliance with Laws; Licenses.

(a)            Compliance with Laws.

(i)             Since the Applicable Date, the businesses of the Company and each of its Subsidiaries have been, and are being, conducted in compliance in all material respects with all applicable Laws (including Sanctions, the Export Import Laws and the Healthcare Laws). Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, other communication from a Governmental Entity asserting alleged or actual noncompliance with any applicable Law (including the Healthcare Laws) by the Company or any of its Subsidiaries that has not been cured as of the date of this Agreement, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii)            The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ. The Company has not, since the Applicable Date and through the date of this Agreement, received any notice from NASDAQ asserting any material noncompliance with such requirements.

(b)            Licenses. (i) Since the Applicable Date, the Company and each of its Subsidiaries has obtained, holds and is in compliance with all Licenses, including Healthcare Permits and all applicable export Licenses necessary to conduct their respective businesses as currently conducted and each such License is in full force and effect, and (ii) since the Applicable Date and through the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, any other communication from a Governmental Entity asserting any alleged or actual non-compliance with any such Licenses by the Company or any of its Subsidiaries and, to the Knowledge of the Company, as of the date of this Agreement, there are no investigations, claims or Proceedings pending or threatened in writing that seek, the revocation, cancellation, termination, non-renewal or adverse modification of any License, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)            Regulatory Matters.

(i)             The Company and each of its Subsidiaries is, and since the Applicable Date, has been, in compliance in all material respects with all Healthcare Laws. There is no pending and, since the Applicable Date there have not been any, Proceedings pending or, to the Knowledge of the Company, threatened by any other Person against the Company or any of its Subsidiaries alleging any violation of any Healthcare Laws.

(ii)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries has received, since the Applicable Date and through the date of this Agreement, any FDA Form 483 List of Inspectional Observations, notice of adverse finding or warning letters or notice of violation from any applicable Governmental Entity that administers or enforces Healthcare Laws for products sold by the Company (the “Company Products” and any such Governmental Entity, a “Regulatory Agency”) identifying any material non-compliance with Healthcare Laws, or been subject to any Proceedings relating to any non-compliance with Healthcare Laws, that would reasonably be expected to lead to enforcement against the Company or its Subsidiaries or the denial, suspension, withdrawal, or revocation of any License necessary for the lawful operation of the Company or its Subsidiaries, including any License necessary for the lawful distribution of Company Products, in each jurisdiction in which the Company or its Subsidiaries operates or grant for marketing approval with respect to any Company Product currently pending before or previously approved or cleared by the FDA or such other Regulatory Agency.

(iii)           Since the Applicable Date and through the date of this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any Subsidiary has voluntarily or involuntarily initiated, conducted or issued, caused to be initiated, conducted, submitted, or issued, any “Medical Device Report” as defined in 21 C.F.R. Part 803, recall, refund, field notification or corrective action, removal, post-sale warning, market withdrawal, detention, termination or suspension of manufacturing, seizure, suspension, replacement, safety alert, “dear doctor” letter or investigator notice to healthcare wholesalers, healthcare distributors, healthcare retailers, healthcare professionals or patients (including any action required to be reported or for which records must be maintained under 21 C.F.R. Part 806) relating to any Company Product (collectively, a “Recall”) or, as of the date hereof, currently intends to initiate, conduct or issue any Recall of any Company Product. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since the Applicable Date and through the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from the FDA or any other Regulatory Agency regarding any Recall of any Company Product.

(iv)           Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company Products, where required, are designed, tested, manufactured, marketed, sold and distributed in compliance with all applicable Healthcare Laws.

(v)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since the Applicable Date, all documentation, correspondence, reports, data, analyses and certifications relating to or regarding any of the Company Products filed or delivered by or on behalf of the Company or any of its Subsidiaries to any Governmental Entities were true and accurate in all respects on the date filed or furnished (or were corrected in or supplemented by a subsequent filing) and remain true and accurate in all respects.

(vi)           The Company and each of its Subsidiaries do not presently, and have not since the Applicable Date, engaged in the business of (A) billing for or the receipt of collections attributable to the payment of medical claims; or (B) directly contracting with any Governmental Healthcare Program or any other third-party payor program.

(vii)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company, any of its Subsidiaries, nor, any director, manager, officer, managing employee (as such term is defined in 42 U.S.C. § 1320a-5(b)), or employee, or independent contractor of the Company is currently or since the Applicable Date, has been threatened to be: (A) debarred under 21 U.S.C. § 335a or any similar state or foreign law or regulation, excluded or suspended from participating in any Governmental Healthcare Program or otherwise excluded under any state or foreign law or regulation; (B) debarred by FDA or any similar Regulatory Agency under any applicable Healthcare Law; (C) subject to a civil monetary penalty assessed under Section 303(f) of the FDCA (21 U.S.C. § 333(f)) or under Section 1128A of the Social Security Act, sanctioned, indicted or convicted of a crime, or pled nolo contendere or to sufficient facts, in connection with any allegation of violation of any Governmental Health Program requirement or Law; (D) listed on the General Services Administration’s published list of parties excluded from federal procurement programs and non-procurement programs; or (E) subject to any other debarment, exclusion or sanction list or database that relates to the business of the Company or its Subsidiaries. Neither the Company, any of its Subsidiaries, nor, any director, manager, officer, managing employee (as such term is defined in 42 U.S.C. § 1320a-5(b)), or employee, or independent contractor of the Company is currently or since the Applicable Date, has (a) made a voluntary disclosure pursuant to any Governmental Entity self-disclosure protocol or similar functions, including, but not limited to the Office of Inspector General of the United States Department of Health and Human Services (“OIG”) pursuant to OIG’s self-disclosure protocol or to the U.S. Department of Justice or (b) been a party to, or bound by, any corporate integrity agreement, corporate compliance agreement, consent decree, deferred prosecution agreement or equivalent arrangement with any Governmental Entity related to Healthcare Laws. Since the Applicable Date and through the date of this Agreement, there are no ongoing material internal investigations related to the Company’s and its Subsidiaries’ compliance with Healthcare Laws.

(viii)         Since the Applicable Date, each of the Company and its Subsidiaries (A) has maintained a compliance and quality program designed to address compliance with Healthcare Laws and other applicable Law and (B) has been in material compliance with its compliance and quality program.

(ix)           The Company and each of its Subsidiaries (A) since the Applicable Date, has implemented a compliance program, including written policies and procedures, as well as other administrative, physical and technical safeguards, in order to comply with HIPAA as applicable to the Company or its Subsidiaries’ respective business operations and (B) since the Applicable Date, has been in material compliance with its HIPAA compliance program. Since the Applicable Date and through the date of this Agreement, the Company and each of its Subsidiaries has not received any written notice of, and there is no action, inquiry, Proceeding or investigation pending or, to the Knowledge of the Company, threatened, with respect to any alleged “breach” by the Company, its Subsidiaries, or its or their “workforce.” Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since the Applicable Date, no “breach” by the Company, its Subsidiaries, or its or their “workforce,” or known successful “security incident,” has occurred with respect to protected health information in the possession or under the control of the Company, its Subsidiaries, its or their “workforce” or its or their subcontractor “business associates” that requires notification to the United States Secretary of Health and Human Services under 45 C.F.R. § 164.508(b). All quoted terms used herein and not otherwise defined shall have the meaning ascribed to them under HIPAA.

(d)            Trade Controls & Anti-Corruption.

(i)             Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any officer, director, employee, agents or other third party representatives acting on behalf of the Company or its Subsidiaries, (A) is currently or has been in the past five years: (x) a Sanctioned Person; (y) engaging in any dealings or transactions with, on behalf of, or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (z) otherwise in violation of Sanctions, Export Import Laws, or U.S. anti-boycott Laws in any material respect (collectively, “Trade Controls”); or (B) has in the past five years (x) made or accepted any unlawful payment or given, received, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to, from, on behalf of, or for the benefit of any employee or official of any Governmental Authority or any other Person acting in an official capacity for or on behalf of, any Governmental Entity in violation in any material respect of the FCPA or Other Anti-Bribery Laws, or (y) otherwise been in violation of the FCPA or Other Anti-Bribery Laws in any material respect, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii)            In the past five years, and with respect to Sanctions since April 24, 2019, neither the Company nor any of its Subsidiaries have received from any Governmental Entity or any Person any written notice, inquiry, or internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Entity, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing in each case, related to Trade Controls, the FCPA, or Other Anti-Bribery Laws. To the Company’s Knowledge, there are no pending or threatened claims against the Company or any of its Subsidiaries with respect to the Trade Controls, the FCPA, or Other Anti-Bribery Laws.

4.6.          Company Reports.

(a)            All Company Reports filed or furnished since the Applicable Date through the date of this Agreement have been filed or furnished on a timely basis.

(b)            Each of the Company Reports filed or furnished since the Applicable Date, at the time of its filing or being furnished (or, if amended or supplemented, as of the date of the last such amendment or supplement, or, in the case of a Company Report that is a registration statement filed pursuant to the Securities Act or a proxy statement filed pursuant to the Exchange Act, on the date of effectiveness of such Company Report or date of the applicable meeting, respectively), complied or will comply (as applicable) in all material respects, with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable. As of their respective dates or, if amended or supplemented, as of the date of such amendment or supplement (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company Reports filed or furnished since the Applicable Date have not and will not (as applicable), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading in any material respect. Notwithstanding any of the foregoing sentences, the Company makes no representation or warranty with respect to any information furnished by or on behalf of Parent or Merger Sub for use or inclusion in any such document.

(c)            There are no outstanding or unresolved comments received from the SEC with respect to any of the Company Reports filed or furnished since the Applicable Date and through the date of this Agreement and, to the Knowledge of the Company, none of the Company Reports are subject to ongoing SEC review or investigation.

(d)            None of the Subsidiaries of the Company is subject to the reporting requirements of Section 13a or Section 15d of the Exchange Act.

(e)            Since the Applicable Date, none of the executives of the Company has failed to make the certifications required of them under Sections 302 or 906 of the Sarbanes-Oxley Act.

4.7.          Disclosure Controls and Procedures and Internal Control Over Financial Reporting.

(a)            The Company and each of its Subsidiaries maintains disclosure controls and procedures reasonably designed to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC.

(b)            The Company and each of its Subsidiaries maintains a system of internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and each of its Subsidiaries are being made only in accordance with authorizations of management of the Company and the Company Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company or its Subsidiaries that would reasonably be expected to have a material effect on its financial statements.

(c)            Since the Applicable Date and through the date of this Agreement, to the Knowledge of the Company, neither the Company nor the Audit Committee of the Company Board has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries, or their respective internal accounting controls.

4.8.          Financial Statements; No Undisclosed Liabilities; Off-Balance Sheet Arrangements.

(a)            Financial Statements. Each of the financial statements of the Company included in or incorporated by reference into the Company Reports filed since the Applicable Date through the date of this Agreement: (i) were prepared in accordance with GAAP (as in effect in the U.S. on the date of such financial statements) in all material respects, except as may be noted therein or in the notes thereto; and (ii) fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such entities as of and for the respective periods set forth therein, as applicable (except as may be noted therein or in the notes thereto, or in the case of any unaudited statements, to normal year-end audit adjustments and the absence of notes).

(b)            No Undisclosed Liabilities. Except for liabilities or obligations (i) reflected or reserved against in the Company’s financial statements (or the notes thereto) included in the Company Reports filed prior to the date of this Agreement, (ii) incurred in the ordinary course of business since September 27, 2025, (iii) incurred, permitted or contemplated in connection with the preparation, negotiation and consummation of the Transactions, (iv) pursuant to Contracts binding on the Company or any of its Subsidiaries (other than liabilities or obligations due to breaches or defaults under any such Contract) in existence as of the date hereof or (v) that would not have a Material Adverse Effect, there are no obligations or liabilities of the Company or any of its Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated or due or to become due) required by GAAP to be reflected or reserved on an consolidated balance sheet of the Company and its Subsidiaries.

(c)            Off-Balance Sheet Arrangements. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any material joint venture, securitization transaction, off-balance sheet partnership or any similar Contract or arrangement, including any “off-balance sheet arrangements” as defined in Item 303(a) of Regulation S-K under the Exchange Act.

4.9.          Litigation.

(a)            There are no, and since the Applicable Date there have been no, Proceedings (or, to the Knowledge of the Company, any investigations) by or against the Company or any of its Subsidiaries or any Indemnified Party pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Indemnified Party or any of the respective properties or assets of the Company or its Subsidiaries, that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(b)            Neither the Company nor any of its Subsidiaries is a party to, and none of the respective properties or assets of the Company or its Subsidiaries is subject to, any Order except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

4.10.        Absence of Certain Changes.

(a)            Since December 28, 2024 and through the date of this Agreement, (i) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business in all material respects and (ii) the Company and its Subsidiaries have not taken any action that, if taken after the date of this Agreement without Parent’s consent, would constitute a breach of any of the covenants set forth in any of clauses (ii), (iii), (iv), (viii), (x), (xiii)(B), (xv), (xvi), (xvii) (clauses (A), (C) or (D) only), (xviii), (xix), (xxi) or (xxii) (solely as it relates to the foregoing) of Section 6.1(b).

(b)            Since December 28, 2024 through the date of this Agreement, there has not occurred a Material Adverse Effect.

4.11.        Company Material Contracts.

(a)            Section 4.11 of the Company Disclosure Schedule sets forth a list of all of the Contracts described below to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective assets or properties are bound, as of the date of this Agreement (other than any Company Benefit Plan) (each such Contract and each Contract otherwise in the below category of Contracts, as amended, a “Company Material Contract”):

(i)             any Contract (A) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or (B) that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(ii)            each Contract with (A) a vendor or supplier of the Company or any of its Subsidiaries that requires, or is reasonably expected to require, future payments from the Company and its Subsidiaries of more than $10,000,000 in any 12-month period or (B) any vendor or supplier that is a sole source supplier to the Company or its Subsidiaries;

(iii)           each Contract with a top 20 customer of the Company and its Subsidiaries (on a consolidated basis) determined on the basis of the actual amounts paid for goods and services to the Company and its Subsidiaries (on a consolidated basis) during the 12 months ended December 31, 2025;

(iv)           any Contract (other than those solely between or among the Company and any of its Wholly-Owned Subsidiaries) relating to Indebtedness of the type described in clauses (a), (b), (c), (d), (f) or (g) of the definition thereof or the extension of credit to any Person, in each case (including any bank guarantees, letters of credit and surety bonds), (A) with a principal amount in excess of $10,000,000 or (B) that grants a material Encumbrance (other than a Permitted Encumbrance) on properties or assets of the Company or any of its Subsidiaries;

(v)            any Contract evidencing financial or commodity hedging or similar trading activities with a fair value in excess of $15,000,000;

(vi)           any Contract (A) pursuant to which the Company or any of its Subsidiaries grants or receives a license, covenant not to sue or other similar right under any Intellectual Property Rights that are material to the businesses of the Company and its Subsidiaries, other than (x) non-exclusive licenses for IT Assets or information technology services that are generally commercially available with annual fees of less than $5,000,000 per annum (or $5,000,000 during the term of the Contract if fees are not determined on an annual basis), and (y) non-exclusive licenses granted by or to the Company or its Subsidiaries to or by customers and service providers (including vendors, suppliers, manufacturers and distributors) in the ordinary course of business, (B) primarily relating to the acquisition (by assignment or other transfer of title) or development of any material Intellectual Property Rights from or by or in collaboration with a third Person for the benefit of the Company or any of its Subsidiaries, other than employment, consulting, and independent contractor Contracts entered into in the ordinary course of business or (C) entered into to resolve or avoid any pending or threatened dispute and pursuant to which the Company’s or any of its Subsidiaries’ ability to use or enforce any material Intellectual Property Right is restricted, received or expanded (including concurrent use agreements, settlement agreements, and consent to use agreements);

(vii)          any partnership, joint venture, co-marketing or revenue-sharing arrangement or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case, that is material to the Company and its Subsidiaries (taken as a whole), except for any such agreements or arrangements solely between the Company and its Subsidiaries or solely among the Company’s Subsidiaries;

(viii)         relating to the direct or indirect, acquisition or disposition of any securities, capital stock or other interests, tangible assets or business (whether by merger, sale of equity, sale of assets or otherwise) in each case (A) that was entered into after the Applicable Date or (B) pursuant to which the Company or any of its Subsidiaries reasonably expects to be required to pay or receive any earn-out, deferred or other contingent payments in amounts in excess of $15,000,000 in the aggregate;

(ix)           any Contract that (A) purports to restrict the ability of the Company or any of its Subsidiaries or, from and after the Effective Time, Parent or any of its Affiliates from (1) engaging in any business or competing in any business with any Person or (2) operating its business in any manner or locations, in each case, other than with respect to soliciting or hiring employees, (B) grants “most favored nation” status to any Person that, from and after the Effective Time, would apply to Parent or any of its Affiliates, (C) contains exclusivity obligations or otherwise materially limiting the freedom or right of the Company or any of its Subsidiaries (or, from and after the Effective Time, Parent or any of its Affiliates) to solicit, sell, distribute or manufacture any products or services or any technology or other assets to or for any other Person, (D) contains minimum purchase or volume requirements or commitments on the Company or any of its Subsidiaries or, from and after the Effective Time, Parent or any of its Affiliates that exceed $5,000,000 in any calendar year to the extent such Contract is not terminable by the Company without penalty upon 90 days’ or shorter notice or (E) grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(x)            any Contract (including any involving incurrence, assumption or guarantee of any Indebtedness) between the Company or any of its Subsidiaries, on the one hand, and any Person that, to the Knowledge of the Company, beneficially owns five percent or more of the outstanding Shares or shares of common stock of any of the Company’s direct or indirect Subsidiaries, on the other hand;

(xi)            any Contract that involves the settlement or conciliation of any pending or threatened claim, action or Proceeding or any consent decree, Order or other similar types of Contracts that (A) requires payment obligations after the date hereof in excess of $1,000,000 or (B) imposes any other material and continuing non-payment obligations on the Company or any of its Subsidiaries after the date hereof;

(xii)          any (A) Contract with a top 10 distributor of the Company and its Subsidiaries (on a consolidated basis) determined on the basis of the actual amounts paid for goods and services to the Company and its Subsidiaries (on a consolidated basis) during the 12 months ended December 31, 2025, (B) Contract with a top five OEM (Original Equipment Manufacturing) partner of the Company and its Subsidiaries (on a consolidated basis) determined on the basis of actual amounts paid for goods or services to the Company and its Subsidiaries (on a consolidated basis) during the 12 months ended December 31, 2025 and (C) Contract with a top three GPO (Group Purchasing Organization) customer of the Company and its Subsidiaries (on a consolidated basis) determined on the basis of actual amounts paid for goods or services to the Company and its Subsidiaries (on a consolidated basis) during the 12 months ended December 31, 2025;

(xiii)         any Contract that requires any capital commitment or capital expenditure (or series of capital expenditures) by the Company or its Subsidiaries after the date hereof in an amount in excess of $10,000,000 in the aggregate; and

(xiv)          (A) any employment, management, retention, severance, change-in-control or similar Contract or agreement with any employee or individual service provider the Company or any of its Subsidiaries, that provides for notice or severance above the statutory minimum in the jurisdiction in which the employee or individual service provider is located or (B) any Labor Agreement.

(b)            A correct and complete copy of each Company Material Contract as of the date hereof, including any amendments thereto, has been made available to Parent.

(c)            Except for expirations, including any non-renewals, in the ordinary course of business and in accordance with the terms of such Company Material Contract, each Company Material Contract and each material Government Contract is valid and binding on the Company or one or more of its Subsidiaries, and, to the Knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto, as the case may be, and is in full force and effect, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, subject to the Bankruptcy and Equity Exception.

(d)            As of the date of this Agreement, there is no breach or default under or dispute or, to the Knowledge of the Company, threatened dispute relating to, any Company Material Contract or material Government Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with or without notice, lapse of time or both, would constitute a breach or default under any such Contract by the Company or any of its Subsidiaries, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice from any third party to any Material Contract or material Government Contract that such party intends to terminate, not renew or adversely modify such Material Contract or material Government Contract, as applicable.

4.12.        Employee Benefits.

(a)            Section 4.12(a) of the Company Disclosure Schedule sets forth a complete and accurate list of each material Company Benefit Plan. With respect to each material Company Benefit Plan, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the Company Benefit Plan document, including any current amendments or supplements thereto, and all related trust documents, insurance Contracts or other funding vehicle documents, (ii) a reasonably detailed written description of such Company Benefit Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report and (iv) all nonroutine correspondence to or from any Governmental Entity dated in the two years immediately prior to the date of this Agreement with respect to any Company Benefit Plan.

(b)            Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) each Company Benefit Plan, other than Non-U.S. Company Benefit Plans, has been established, maintained, operated and administered in compliance with its terms and applicable Law, and neither the Company nor any of its Subsidiaries has incurred (whether or not assessed), nor would reasonably be expected to incur, any penalty or Tax under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code, (ii) all contributions, premiums and other amounts payable or required by the Company or any of its Subsidiaries with respect thereto in respect of current or prior plan years have been paid timely or, if not yet due, properly accrued in accordance with GAAP, and (iii) there are no Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened, including by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto.

(c)            With respect to each material ERISA Plan, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the most recent summary plan description together with any summaries of all material modifications and supplements thereto, (ii) the most recent IRS determination, advisory or opinion letter and (iii) the two most recent annual reports (Form 5500 series and all schedules and financial statements attached thereto).

(d)            Each ERISA Plan that is or was intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter form the IRS as to its qualified status and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualification of any such Company Benefit Plan.

(e)            With respect to any Company Benefit Plan that is or was subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) no unsatisfied liability (other than for premiums to the Pension Benefit Guaranty Corporation (the “PBGC”)) under Title IV of ERISA has been, or is expected to be, incurred by the Company or any of its Subsidiaries (including on account of a Company ERISA Affiliate), (iii) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan and (iv) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(f)            Neither the Company nor any Company ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any current or contingent obligation or liability under, any (i) Multiemployer Plan or (ii) plan that is or was subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, in each case within the last six years. No Company Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a “multiple employer plan” within the meaning Section 210 of ERISA or in Section 413(c) of the Code. Except as required by Section 4980B of the Code or similar U.S. state Law, no Company Benefit Plan provides or promises to provide retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide any such benefits.

(g)            None of the execution and delivery of this Agreement, stockholder or other approval of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any current or former employee, officer, director or other individual service provider of the Company or any of its Subsidiaries (or any dependent or beneficiary thereof) to any payments of compensation or benefits (whether in cash, property or the vesting of property), (ii) materially increase the amount of compensation or benefits due or payable to any such person set forth in the preceding clause (i), (iii) accelerate the time of payment or vesting, or materially increase the amount of any compensation, Company Equity Award or other benefit, (iv) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Company Benefit Plan or Stock Plan, (iv) limit or restrict the right to merge, terminate, materially amend, supplement or otherwise modify or transfer the assets of any Company Benefit Plan or Stock Plan or (v) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(h)            Neither the Company nor any Subsidiary thereof has any obligation to provide, and no Company Benefit Plan or other agreement or arrangement provides any individual with the right to, a gross-up, indemnification, reimbursement or other payment for any Taxes (including, without limitation, those incurred pursuant to Section 409A or Section 4999 of the Code).

(i)            Each Company Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated thereunder.

(j)            Except as would not, individually or in the aggregate, have a Material Adverse Effect, all Non-U.S. Company Benefit Plans (i) have been established, maintained and operated in accordance with, and are in compliance with, their terms and applicable Law, (ii) to the extent required to be registered or approved by a Governmental Entity, has been registered with, or approved by, such Governmental Entity and, to the Knowledge of the Company, nothing has occurred that would adversely affect such registration or approval, and (iii) to the extent intended or required to be funded or book-reserved, are funded or book reserved, as appropriate, based upon reasonable actuarial assumptions in accordance with generally applicable accounting principles in the applicable jurisdiction. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (x) as of the date hereof, there is no pending or threatened material litigation relating to any Non-U.S. Company Benefit Plan and (y) there are no unfunded or underfunded liabilities with respect to any Non-U.S. Company Benefit Plan. No Non-U.S. Company Benefit Plan is a defined benefit plan (within the meaning of ERISA, whether or not subject to ERISA).

4.13.        Labor Matters.

(a)            Neither the Company any of its Subsidiaries nor any third party employer or temporary agency that provides Third Party Workers to the Company or any of its Subsidiaries are party to or bound by any collective bargaining agreement or other Contract or agreement with a labor union, labor organization, works council, employee representative body or similar organization (each, a “Labor Agreement”), and none are currently being negotiated. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, there are no, and since the Applicable Date, there have been no, activities or Proceedings by any individual or group of individuals to organize any employees of the Company, any of its Subsidiaries or any third party employer or temporary agency worker with respect to any Third Party Worker. Neither the Company, any of its Subsidiaries nor any third party employer or temporary agency that provides Third Party Workers to the Company or any of its Subsidiaries has any legal or contractual requirement to provide notice or information to, bargain with, enter into any consultation procedure with, or obtain consent from, any labor union, works council, labor organization or employee representative, which is representing any employee of the Company or any of its Subsidiaries, or any applicable labor tribunal, in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

(b)            There is no, and since the Applicable Date, there has not been any, strike, lockout, slowdown, work stoppage, picketing, handbilling, unfair labor practice or other labor dispute, or labor arbitration or grievance pending or, to the Knowledge of the Company, threatened, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and each of its Subsidiaries is, and since the Applicable Date, has been, in compliance with all Laws respecting labor, employment, and employment practices including all laws respecting terms and conditions of employment and occupational safety and health, wages and hours (including the classification of independent contractors and Third Party Workers and exempt and non-exempt employees), statutory contributions (including with respect to Third Party Workers) and related reporting requirements, immigration, employment discrimination, harassment, retaliation, outsourcing, plant closures and layoffs (including the WARN Act) and workers’ compensation, (ii) there is no relationship with any third party employer, contractor for labor, or temporary agency that provides Third Party Workers to the Company or any of its Subsidiaries which may give rise to joint employer or co-employment claims being present, and (iii) neither the Company nor any of its Subsidiaries has incurred any obligation or liability under the WARN Act or that remains unsatisfied.

(d)            The Company and each of its Subsidiaries have reasonably investigated all sexual harassment, or other harassment, discrimination or retaliation allegations against officers, directors, partners, senior supervisory-level employees, contractors or agents of the Company or any of its Subsidiaries that have been reported to the Company or any of its Subsidiaries or of which the Company or any of its Subsidiaries otherwise has or has had Knowledge in the past three years. With respect to each such allegation (except those the Company or its applicable Subsidiary reasonably deemed to not have merit), the Company or its applicable Subsidiary has taken corrective action reasonably calculated to prevent further improper action, and to the Knowledge of the Company, there are no such allegations that are expected to result in material liability or that, if known to the public, would bring the Company or any of its Subsidiaries into material disrepute.

(e)            To the Knowledge of the Company, (i) no current employee or Third Party Worker with annualized compensation at or above $200,000, intends to terminate his or her employment with the Company, any of its Subsidiaries, or third party employer or temporary agency that provides Third Party Workers to the Company or any of its Subsidiaries prior to the one-year anniversary of the Closing, and (ii) no current or former employee, independent contractor or Third Party Worker of the Company or any of its Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, fiduciary duty, noncompetition agreement or restrictive covenant obligation owed to: (i) the Company or any of its Subsidiaries; or (ii) any third party with respect to such person’s right to be employed or engaged by the Company or any of its Subsidiaries.

4.14.         Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (a) the Company and its Subsidiaries have complied at all times since the Applicable Date in all respects with applicable Environmental Laws and Environmental Permits and holds all applicable Environmental Permits, (b) to the Knowledge of the Company, no property currently or formerly owned or operated by the Company or any of its Subsidiaries is contaminated with any Hazardous Substance which would reasonably be expected to require remediation or other action pursuant to any Environmental Law, (c) neither the Company nor any of its Subsidiaries has assumed any ongoing obligation or liability for any Hazardous Substance disposal or contamination on any third-party property, (d) since the Applicable Date neither the Company nor any of its Subsidiaries has received any written notice, demand, or claim alleging that the Company or any of its Subsidiaries is in violation of or subject to liability under any Environmental Law, and (e) none of the Company nor any of its Subsidiaries is subject to any Order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances.

4.15.        Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a)            the Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Taxing Authority and all filed Tax Returns are true, correct and complete, (ii) have paid all Taxes that are required to be paid by any of them (whether or not shown on any Tax Returns) and (iii) have withheld, collected and paid all Taxes required to have been withheld, collected and paid in connection with amounts paid, received or owing to any employee, shareholder, creditor, independent contractor or third party (each as determined for Tax purposes);

(b)            to the Knowledge of the Company, (i) the Company and each of its Subsidiaries have made all required customs declarations and have timely paid all applicable import duties, Taxes, and charges in compliance with all applicable Laws and (ii) there are no unpaid or underpaid import duties, Taxes, or other governmental charges owed by the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received any written notice, assessment, audit finding, or demand from any Governmental Entity alleging any violation of customs or Export Import Laws or requesting the payment of additional import duties, taxes, or charges;

(c)            no deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries that remains unpaid, and there are no pending or threatened in writing Proceedings regarding any Taxes of the Company and its Subsidiaries or the properties or assets of the Company and its Subsidiaries;

(d)            there has been no waiver or extension of (or requests to waive or extend) any applicable statute of limitations for the assessment or collection of any Tax of the Company or its Subsidiaries that is currently in force (or remains outstanding), except, in each case, with respect to customary automatically granted extensions of time within which to file Tax Returns;

(e)            neither the Company nor any of its Subsidiaries has been informed by any Taxing Authority in writing in a jurisdiction where neither the Company nor any of its Subsidiaries pay a certain Tax or file a certain type of Tax Return that such Taxing Authority believes that the Company or any of its Subsidiaries is or may be subject to taxation of such type by that jurisdiction or required to file a certain type of Tax Return in that jurisdiction;

(f)            neither the Company nor any of its Subsidiaries is, or has been, subject to Tax in any jurisdiction country other than its place country of organization by virtue of having a permanent establishment (as defined by applicable Tax treaty) or other place of business or taxable presence in that jurisdiction (including the ownership of real property) or other lease hold interests;

(g)            there are no Encumbrances for Taxes (other than any Permitted Encumbrance) on any of the properties or assets of the Company or any of its Subsidiaries;

(h)            neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than agreements or arrangements (i) solely between or among the Company and any of its Subsidiaries or (ii) customary commercial contracts entered into in the ordinary course of business which are not primarily related to Taxes;

(i)             neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated Tax Return (other than a group the common parent of which is or was the Company or one of its Subsidiaries), or (ii) has any obligation or liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor or as a result of any other applicable Law;

(j)             neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting made, or use of an improper method of accounting, on or prior to the Closing Date; (ii) any installment sale or open transaction disposition entered into on or prior to the Closing; (iii) any closing agreement under Section 7121 of the Code (or similar or analogous provision of Law) or any other written agreement entered into with any Governmental Entity on or before the Closing Date; or (iv) any prepaid amount received or deferred revenue realized on or prior to the Closing Date outside the ordinary course of business;

(k)            neither the Company nor any of its Subsidiaries has been, within the past two years, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code), in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code; and

(l)            neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

4.16.        Real Property.

(a)            Section 4.16(a) of the Company Disclosure Schedule sets forth a correct and complete list of all material Owned Real Property and material Leased Real Property.

(b)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to the Owned Real Property, the Company or one or more of its Subsidiaries, as applicable, has fee (or the equivalent interest in the applicable jurisdiction) title to such property, free and clear of any Encumbrance (other than any Permitted Encumbrances).

(c)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to the Leased Real Property, (i) the lease or sublease for such property (each, a “Lease”) is valid, legally binding, enforceable and in full force and effect in accordance with its terms, subject to the Bankruptcy and Equity Exception, and (ii) there is no breach or default under any such Leases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with or without notice, lapse of time or both, would constitute a breach or default under, any such Leases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto.

(d)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the Company’s Knowledge, all buildings, structures, fixtures, and building systems of or on the material Owned Real Property and material Leased Real Property, have not suffered material damage from severe weather events and other natural conditions such as hurricanes, floods, tornadoes, earthquakes and wildfires.

4.17.        Intellectual Property.

(a)            Section 4.17(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Registered Owned IPR, indicating for each item the registration or application number, the registration or application date, and the applicable filing jurisdiction.

(b)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, (i) all Owned IPR is subsisting, (ii) all issued or granted items of Registered Owned IPR are valid and enforceable, and (iii) the Company has not received any written claim or notice contesting the Company’s ownership or use of any Owned IPR.

(c)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, (i) the Company and its Subsidiaries exclusively own all right, title and interest in and to all Owned IPR, free and clear of all Encumbrances except for Permitted Encumbrances and (ii) the Company and its Subsidiaries own or have rights to use all Intellectual Property Rights necessary for or used in the conduct of their respective businesses as currently conducted.

(d)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Person who is or was an employee or independent contractor of the Company or any of its Subsidiaries and has made a contribution to the development or creation of any Intellectual Property Rights for or on behalf of the Company or any of its Subsidiaries has assigned, either by operation of Law or by a present tense assignment to the Company or a Subsidiary thereof, as appropriate, of all such Intellectual Property Rights, and (ii) to the Knowledge of the Company, no such Person retains or claims to retain any right, title or interest in or to any such Intellectual Property Rights.

(e)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, (i) the conduct of the respective businesses of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate, during the past six years, and has not infringed, misappropriated or otherwise violated, any Intellectual Property Rights of any Person, and (ii) neither the Company nor its Subsidiaries has during the six years prior to the date of this Agreement, (A) received any written claim, notice, invitation to license or similar communication alleging the foregoing, or (B) been subject to any Proceeding asserted by any Person alleging the foregoing.

(f)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, (i) during the past six years, no Person has infringed, misappropriated or otherwise violated, or is currently infringing, misappropriating, or otherwise violating, any Owned IPR, and (ii) during the six years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has asserted or threatened in writing any Proceeding against any Person alleging any of the foregoing.

(g)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, (i) the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of Trade Secrets included in the Owned IPR, (ii) each Person who has had access to any Trade Secrets included in the Owned IPR, including all current and former employees and independent contractors, is subject to confidentiality obligations protecting such Owned IPR, and (iii) to the Knowledge of the Company, such Trade Secrets have not been used, disclosed to or otherwise discovered by any Person except pursuant to non-disclosure agreements that, to the Knowledge of the Company, have not been breached in any material respect.

(h)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, (i) to the Knowledge of the Company, no current or former employee or other Person who has contributed to the creation or development of any Owned IPR, in whole or in part, was or is under any conflicting obligation to any Governmental Entity, academic institution or other third Person that would adversely affect the Company’s title or right to use any such Owned IPR, (ii)  no funding from any Governmental Entity, nor any facilities of a university, college, other educational institution, or similar institution, or research center, was used by the Company or any of the its Subsidiaries in the development of any Owned IPR, nor does any such Person have any ownership rights, title, or interest in or to any material Owned IPR or, to the Knowledge of the Company, any Intellectual Property that is exclusively licensed to the Company or any of its Subsidiaries, (iii) neither the Company nor any of its Subsidiaries is a member of or party to any patent pool, industry standards body, trade association, or other organization pursuant to which the Company or any of its Subsidiaries is obligated to grant any license, rights, or immunity in or to any Owned IPR to any Person and (iv) no Owned IPR has been escrowed, and no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will or would reasonably be expected to, result in any requirement that any Owned IPR be escrowed or be released from any escrow.

(i)             Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Company Software contains, is derived from, incorporates, embeds, or links, directly or indirectly, to any Software that is governed by an Open Source License. The Company is in compliance in all material respects with all Open Source Licenses and other open source licenses applicable to the distributed source code included in the Company Software. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no source code included in the Company Software has been disclosed, escrowed, or made available to or for any third Person, and no Person, other than the Company or its Subsidiaries, is in possession of any such source code or has been granted a license or other right with respect therein or thereto. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both), will or would reasonably be expected to, result in any requirement that any source code included in the Company Software be disclosed, licensed, escrowed, or made available to any Person (other than the Company or its Subsidiaries).

(j)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company IT Assets (i) operate and perform in accordance with their documentation and functional specifications, (ii) are sufficient for the current needs of the businesses of the Company and its Subsidiaries, (iii) have not malfunctioned or failed since the Applicable Date and (iv) to the Knowledge of the Company, are free from any Malicious Code.

(k)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have implemented commercially reasonable measures designed to protect the confidentiality, integrity and security of the Company IT Assets and the information (including Personal Information) stored or contained therein or transmitted thereby from any unauthorized use or unauthorized access by third Persons. Since the Applicable Date, there has been no (i) unauthorized access to or unauthorized use by third Persons of, or other breach of security or cyber incident affecting or with respect to, the Company IT Assets or the information (including Personal Information) stored or contained therein or transmitted thereby, or (ii) disruption, failure, interruption or outage to any Company IT Assets, in each case of (i) and (ii), in a manner that, individually or in the aggregate, has resulted in or is reasonably expected to result in material liability to, or material disruption of the business operations of, the Company or any of its Subsidiaries, or an obligation for the Company or its Subsidiaries to notify any Governmental Entity.

(l)             Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since the Applicable Date, (i) the Company and each of its Subsidiaries and, to the Knowledge of the Company, all third parties processing Personal Information on behalf of the Company or its Subsidiaries, have complied with Privacy and Security Requirements and (ii) neither the Company nor any of its Subsidiaries has received any written notice (including any enforcement notice), letter, or complaint alleging, or providing notice of any investigation or Proceeding concerning, noncompliance with any Privacy and Security Requirements or the privacy and security of Personal Information collected or processed by the Company or any of its Subsidiaries or by third parties on their behalf.

4.18.        Insurance. The Company has delivered or made available to Parent an accurate and complete copy of all material Insurance Policies, a true and complete list of which is set forth on Section 4.18 of the Company Disclosure Schedule. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date of this Agreement, (a)  each Insurance Policy is in full force and effect, and, to the extent applicable, all premiums due with respect to all Insurance Policies have been paid in accordance with the terms of such policies, (b) the Insurance Policies are with reputable insurers in such amounts and covering such risks as the Company reasonably believes, based on past experience, is adequate for the businesses and operations of the Company and its Subsidiaries as currently conducted, which coverage is consistent in all material respects with normal industry practice for companies of similar size in the industry and (c) to the extent applicable, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that, with or without notice, lapse of time or both, would constitute a breach or default under any Insurance Policies. No written notice of termination, cancellation, non-renewal or material modification has been received by the Company or any of its Subsidiaries (other than a notice in connection with ordinary renewals), except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date of this Agreement, there is no material claim pending under any of the Insurance Policies as to which coverage has been denied or disputed by the underwriters of such policies (other than reservations of rights or notice of circumstances delivered by the underwriters of such policies).

4.19.        Takeover Statutes; No Stockholder Rights Plan. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.8, except for Section 203 of the DGCL, no Takeover Statute, anti-takeover provision or stockholder rights plan in the Company’s Organizational Documents is applicable to the Company, the Shares or the Transactions. Assuming the accuracy of the representations and warranties set forth in Section 5.8, the Company Board has taken all action so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating the “business combination” with the Company (in each case, as such term is defined in Section 203 of the DGCL) as a result of the execution and delivery of or the performance under this Agreement or the consummation of the Transactions.

4.20.        Related Party Transactions. There are no Contracts between the Company or its Subsidiaries on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC that has not been so disclosed. There are no Contracts between the Company or its Subsidiaries on the one hand, or any of the Persons set forth in Section 4.20 of the Company Disclosure Schedule, on the other hand.

4.21.        Brokers and Finders. Except for Centerview and Morgan Stanley & Co. LLC, neither the Company, nor any of its Subsidiaries, nor any of their respective directors or employees has employed or retained any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders fees, in each case, in connection with the Transactions. The Company has delivered to Parent complete and correct copies of all agreements under which any such fee or commission is payable and all indemnification and other agreements related to the engagement of the persons to whom any such fee is payable.

4.22.        No Other Representations or Warranties; Non-Reliance. Except for the express written representations and warranties made by the Company in this Article IV and in any instrument or other document delivered pursuant to this Agreement, neither the Company nor any other Person makes, and the Company, on behalf of itself and each such other Person, hereby expressly disclaims, any express or implied representation or warranty with respect to the Company or any of its Affiliates. Each of Parent and Merger Sub acknowledges and agrees that none of Parent, Merger Sub or any of their respective Affiliates or its or their respective Representatives has relied or is relying on, and each such person expressly disclaims reliance on, any representations or warranties from the Company or any of its Subsidiaries or any other Person in determining to enter into or otherwise in connection with this Agreement and the Transactions, except for the express written representations and warranties set forth in this Article IV. Subject to and without limiting any rights of Parent under this Agreement with respect to the express written representations and warranties expressly made by the Company in this Article IV, neither the Company nor any other Person shall be subject to any liability to Parent or any Person resulting from the Company’s making available to Parent or Parent’s use of any information or material made available to Parent by or on behalf of the Company in due diligence, including materials in a virtual data room, management presentations (formal or informal) or provided in any other form in connection with the Transactions.

Article V

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub hereby represent and warrant to the Company that:

5.1.          Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, as would not, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

5.2.          Capitalization and Business of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock of Merger Sub, par value $0.001 per share. All such shares are issued and outstanding and owned directly by Parent, and all of the outstanding shares of capital stock or other securities of Merger Sub have been duly authorized and are validly issued, fully paid and non-assessable and owned by Parent. Since the date of its incorporation, Merger Sub has not engaged in any business or operations or incurred any liabilities or obligations, except pursuant to this Agreement.

5.3.          Corporate Authority. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to comply with the provisions of this Agreement, subject, in the case of the consummation of the Merger, to approval of this Agreement by Parent (as the sole stockholder of Merger Sub), which approval shall occur on the date of this Agreement. The Board of Directors of Parent has, at a duly convened and held meeting, (a) approved and declared advisable this Agreement and the Transactions; (b) determined that this Agreement and the Transactions are in the best interests of Parent and its stockholders; and (c) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions. The sole member of the Board of Directors of Merger Sub has (i) approved and declared advisable this Agreement and the Transactions, (ii) determined that this Agreement and the Transactions are in the best interests of Merger Sub and Parent (as Merger Sub’s sole stockholder), (iii) directed that this Agreement be submitted to Parent (as Merger Sub’s sole stockholder) for its adoption and (iv) resolved to recommend that Parent (as Merger Sub’s sole stockholder) adopt this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

5.4.          Governmental Filings; No Violations.

(a)            Other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act or any other Antitrust Law, (ii) pursuant to the DGCL, (iii) required to be made with or obtained from the SEC, (iv) required to be made with or by the NASDAQ, and (v) set forth in Section 5.4(a)(v) of the Company Disclosure Schedule (collectively, the “Parent Approvals” and together with the Company Approvals, the “Approvals”), as applicable, no material filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by Parent or any of its Subsidiaries with, nor are any required to be obtained by Parent or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement by Parent and Merger Sub and the consummation of the Merger and the other Transactions, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

(b)            The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Transactions, will not: (i) assuming the satisfaction of the obligations contemplated by Section 6.5, constitute or result in a breach or violation of or a default under, the Organizational Documents of Parent or Merger Sub; (ii) assuming the satisfaction of the obligations contemplated by Section 6.5 and compliance with the matters referred to in Section 5.4(a), violate or conflict with any Law to which Parent or Merger Sub or any of their respective Affiliates is subject; or (iii) assuming compliance with the matters referred to in Section 5.4(a), with or without notice, lapse of time or both, constitute a breach or default under, or cause or permit the termination, or acceleration or creation of any right or obligation under any provision of any Contract binding on Parent or Merger Sub or any of their respective Subsidiaries, except, in the case of clauses (ii) and (iii) of this Section 5.4(b), as would not, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

5.5.          Litigation.

(a)            There are no, and since the Applicable Date there have been no, Proceedings (or, to the Knowledge of Parent, any investigation) by or against Parent or Merger Sub pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub or any of the respective properties or assets of Parent or Merger Sub, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

(b)            Neither Parent nor Merger Sub is a party to, and none of the respective properties or assets of Parent or Merger Sub is subject to, any Order except as would not, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

5.6.          Available Funds. Parent has, or at the Closing will have, on a consolidated basis, immediately available cash sufficient to pay in full (a) the aggregate amount of the Per Share Merger Consideration and the Company Equity Payments, (b) all fees and expenses required to be paid by Parent in connection with the Transactions, and (c) all amounts necessary to consummate the Merger and the other Transactions and otherwise satisfy its obligations hereunder. Parent acknowledges and agrees that its obligations under this Agreement are not contingent upon, and are not subject to, the availability of third-party financing (whether debt, equity or otherwise) or the satisfaction of any conditions with respect thereto.

5.7.          Brokers and Finders. Except for Citigroup Global Markets Inc., neither Parent, nor any of its Subsidiaries, nor any of their respective directors or employees has employed any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders fees in connection with the Transactions.

5.8.          Ownership of Company Common Stock. None of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Shares or other securities convertible into, exchangeable for or exercisable for Shares or any other securities of the Company or any securities of any Subsidiary of the Company, and none of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any Shares or any of the foregoing securities, except pursuant to this Agreement. None of Parent, Merger Sub or any of their “affiliates” or “associates” is, or at any time during the last three years has been, an “interested stockholder” of the Company or any of its Subsidiaries or Affiliates.

5.9.          Other Businesses. Neither Parent nor any of its controlled Affiliates, nor any entities that would be deemed Affiliates of Parent or Merger Sub pursuant to the HSR Act, holds five percent or more of the voting securities or non-corporate interests (as “hold,” “voting securities,” and “non-corporate interests” are defined under 16 C.F.R. § 801) of any entity that (a) competes with the Company or any of its Subsidiaries, (b) sells products, or provides services, that are either an input of, or used in products or services competitive with, any Company Product or any services provided by the Company or any of its Subsidiaries, (c) procures products or services from the Company or its competitors, or (d) has entered (or is in negotiations to enter) into any agreement or otherwise to acquire or make any investment in any Person that competes with, sells goods or services to, or procures goods or services from, the Company or any of its Subsidiaries, in each case of clauses (a) through (d), that would be reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders or declarations of any Governmental Entity necessary for the consummation of the transactions contemplated hereby, (ii) materially increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated hereby, (iii) materially increase the risk of being unable to oppose, avoid entry of, or to effect the dissolution of, any such Order or (iv) reasonably be expected to prevent, materially impair or materially delay the obtaining of any authorization, consent, Order, declaration or approval of any Governmental Entity or the expiration or termination of any applicable waiting period necessary to consummate the Transactions.

5.10.        No Other Representations or Warranties; Non-Reliance.

(a)            Except for the express written representations and warranties made by Parent and Merger Sub in Article V and in any instrument or other document delivered pursuant to this Agreement, none of Parent, Merger Sub or any other Person makes and Parent and Merger Sub, on behalf of themselves and each such other Person, hereby expressly disclaims, any express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Affiliates. The Company acknowledges and agrees that none of the Company or its Affiliates or its or their respective Representatives has relied on or is relying on, and each such person expressly disclaims reliance on, any representations or warranties from Parent, Merger Sub or any of their respective Subsidiaries or any other Person in determining to enter into or otherwise in connection with this Agreement and the Transactions, except for the express written representations and warranties set forth in this Article V.

(b)            Parent acknowledges, on behalf of itself and its Affiliates, that it and its Representatives have received access to management of the Company and its Subsidiaries and such books and records, facilities, equipment, Contracts and other assets of the Company and its Subsidiaries, which they and their Representatives have desired or requested to review and that they and their Representatives have conducted, to Parent and Merger Sub’s satisfaction, its own independent investigation and review of the business and assets of the Company and its Subsidiaries. In making its determination to enter into this Agreement and proceed with the Transactions, including the Merger, each of Parent and Merger Sub has relied solely on the results of its own independent review and analysis and the covenants, representations and warranties of the Company contained in this Agreement.

Article VI

Covenants

6.1.          Interim Operations.

(a)            From and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, except (the following exceptions set forth in clauses (i) through (iv), the “Interim Covenant Exceptions”) (i) as otherwise required or expressly contemplated by this Agreement, (ii) as may be required by a Governmental Entity or required by applicable Law or Order, (iii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), or (iv) as otherwise set forth in Section 6.1(a) of the Company Disclosure Schedule, the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course of business and use commercially reasonable efforts to preserve intact its business organization, keep available the services of its and their present officers and key employees, and maintain its existing business relationships and goodwill, including with material customers, suppliers and other business partners; provided, however, that no action or failure to take an action with respect to matters specifically addressed by the provisions of Section 6.1(b) shall constitute a breach of this Section 6.1(a) unless such action or failure to take action would constitute a breach of such provision of Section 6.1(b).

(b)            From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, other than pursuant to any Interim Covenant Exception, the Company shall not, and shall cause its Subsidiaries not to:

(i)             adopt any (A) change in the Company’s Organizational Documents (except for ministerial amendments) or (B) material changes to the Organizational Documents of any of the Company’s Subsidiaries that, in the case of this clause (B), would be adverse to Parent;

(ii)            adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, except for any such plan solely among or between the Company and any of its Wholly Owned Subsidiaries or among or between any of the Company’s Wholly Owned Subsidiaries, in each case, to the extent such actions would not reasonably be expected to result in any material Taxes;

(iii)           acquire, directly or indirectly, by merger, consolidation, acquisition of equity interests or assets or otherwise, any Person or its business, other than (A) transactions among the Company and its Wholly Owned Subsidiaries or among the Company’s Wholly Owned Subsidiaries, in each case, to the extent such transactions would not reasonably be expected to result in any material Taxes or (B) acquisitions of inventory or other goods in the ordinary course of business;

(iv)           transfer, sell, lease, license, divest, cancel or otherwise dispose of, or incur, permit or suffer to exist the creation of any material Encumbrance (other than a Permitted Encumbrance) upon, any assets (excluding any equity interests of the Company or any of its Subsidiaries, which are subject to Section 6.1(b)(v), and excluding any Intellectual Property Rights, which are subject to Section 6.1(b)(xviii)), except (A) sales of inventory or other goods or licenses made in the ordinary course of business consistent with past practice, (B) sales of obsolete assets or (C) as expressly required pursuant to the terms of the Company Material Contracts in effect prior to the date of this Agreement and made available to Parent prior to the date of this Agreement;

(v)            issue, sell, divest, grant, transfer, lease, license, guarantee, Encumber (other than with Permitted Encumbrances of the type described in clause (j) of the definition thereof) or otherwise enter into any Contract or other agreement with respect to the voting of, any equity interests of the Company or any of its Subsidiaries, securities convertible or exchangeable into or exercisable for any such equity interests, or any options, warrants or other rights of any kind to acquire any such equity interests or such convertible or exchangeable securities, other than any (A) such transaction among or between the Company and any of its Wholly Owned Subsidiaries or among or between the Company’s Wholly Owned Subsidiaries, (B) issuance in respect of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms as of the date of this Agreement or (C) issuance in respect of Company Equity Awards granted after the date hereof under the Stock Plans without violation of this Agreement pursuant to the form award agreements previously provided to Parent;

(vi)           amend, modify, extend, renew or terminate any material Lease, and shall not enter into any material new lease, sublease, license or other agreement for the use or occupancy of any real property, other than in the ordinary course of business consistent with past practice;

(vii)          purchase any real property or sell any Owned Real Property;

(viii)         make any loans, advances, guarantees or capital contributions to or investments in, or otherwise extend any Indebtedness to, any Person (other than to or from the Company and any of its Wholly Owned Subsidiaries or among any of its Wholly Owned Subsidiaries), other than (A) guarantees made by the Company or its Subsidiaries in the ordinary course of business consistent with past practice in connection with the acquisition of goods and services or (B) advances of reimbursable business expenses to employees in the ordinary course of business consistent with past practice;

(ix)           declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests (including with respect to the Company Shares), except for dividends paid by any Wholly Owned Subsidiary to the Company or to any other Wholly Owned Subsidiary of the Company;

(x)            reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity interests or securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity interests (including with respect to the Company Shares), other than any such transactions solely between or among the Company and its Wholly Owned Subsidiaries;

(xi)           (A) create, incur, assume or guarantee any Indebtedness of the type described in clauses (a), (b), (c), (d), (e), (f) or (g) of the definition thereof in excess of $15,000,000 in principal amount outstanding at any one time, except for incurrences of Indebtedness and guarantees under the Company Credit Agreement (including any requests for increases to the commitment amounts thereunder, provided, that the aggregate amount of any such increases after the date of this Agreement and prior to the Closing Date shall not exceed $10,000,000) in the ordinary course of business or guarantees of Indebtedness of the Company’s Wholly Owned Subsidiaries otherwise incurred in compliance with this Section 6.1(b), (B) prepay, redeem, repurchase, defease, satisfy, discharge, cancel or otherwise terminate any such Indebtedness of the Company or any of its Subsidiaries, other than payments of Indebtedness under the Company Credit Agreement, except in each case of clause (A) and (B) for any such transactions solely between or among the Company and its Wholly Owned Subsidiaries, or (C) create, assume, incur or guarantee any obligations, liabilities or undertakings in respect of interest rate and currency obligation swaps, hedges or similar arrangements or in respect of annuity insurance products created or entered into in the ordinary course of business consistent with past practice;

(xii)          make or commit to make any, capital expenditures in excess of $10,000,000 in the aggregate, except (A) as contemplated by the Company’s capital budget made available to Parent on or prior to the date of this Agreement or (B) to the extent reasonably necessary in connection with an emergency, including as it relates to protecting human health and safety;

(xiii)         (A) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement, other than Contracts in the ordinary course of business consistent with past practice (including in connection with the expiration or renewal of any such Company Material Contract) provided, that such Contract shall not include any provision referred to in Section 4.11(a)(ix)(A) and Section 4.11(a)(ix)(E) or (B) take any action set forth on Section 6.1(b)(xiii)(B) of the Company Disclosure Schedule.

(xiv)         other than with respect to Company Material Contracts related to Indebtedness, which shall be governed by Section 6.1(b)(viii), Section 6.1(b)(xi) and Section 6.13, terminate, materially modify, materially amend or waive any material right under any Company Material Contract, other than in the ordinary course of business consistent with past practice (including in connection with the expiration or renewal of any such Company Material Contract);

(xv)          other than with respect to Transaction Litigation, or any Tax claim, audit, assessment or dispute, which shall be governed exclusively by Section 6.16 and Section 6.1(b)(xvii), respectively, (A) settle, waive, release, assign, compromise or enter into any Contract with respect to any Proceeding other than any compromise or settlement that (A) is for an amount net of insurance in excess of $2,500,000 individually or $5,000,000 in the aggregate, (B) does not impose injunctive relief or other non-monetary obligation on the Company or any of its Subsidiaries (other than customary confidentiality and de minimis contractual obligations in the applicable compromise or settlement agreement that are incidental to an award of monetary damages thereunder), (C) does not involve any criminal liability or the admission of wrongdoing by the Company, any of its Subsidiaries or any of their respective officers or directors and (D) does not provide for the license of any material Intellectual Property Rights or the termination or modification or amendment of any license of material Intellectual Property Rights, or (B) take any action set forth on Section 6.1(b)(xv)(B) of the Company Disclosure Schedule;

(xvi)         make any material changes with respect to any financial accounting policies or procedures, except as required by changes in GAAP, applicable Law or SEC rule or policy;

(xvii)        (A) make (except in the ordinary course of business consistent with past practice), change or revoke any material Tax election, (B) change any material Tax accounting method, (C) file any amended Tax Return, (D) enter into any closing agreement (or any other agreement with any Governmental Entity) with respect to Taxes or any Tax allocation or sharing agreement (other than any commercial agreement entered into in the ordinary course of business consistent with past practice that does not relate primarily to Taxes), (E) settle or pay any income or other material Tax claim, audit, assessment or dispute, (F) extend or waive the application of any statute of limitations regarding the assessment or collection of any Tax (other than with respect to customary automatically granted extensions of time within which to file Tax Returns) or initiate any voluntary disclosure or similar program, (G) file any income or other material Tax Return in a manner inconsistent with past practices or (H) surrender any right to claim a refund of a material amount of Taxes;

(xviii)       (A) sell, assign, transfer or grant any license to any material Owned IPR (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice), (B) cancel, abandon or otherwise allow to lapse or expire any material Registered Owned IPR, other than expirations or abandonment of any such Registered Owned IPR at the end of the applicable statutory term, (C) disclose any Trade Secret or other material confidential information included in Owned IPR (other than, in each case of the foregoing in this clause (C), (1) pursuant to non-disclosure agreements or other Contracts in effect as of the date of this Agreement, (2) to the Company’s or its Subsidiaries’ Representatives, consultants or contractors who are bound by confidentiality obligations or (3) as required by applicable Law) or (D) disclose, distribute, escrow, or make available, or grant any rights with respect to, any source code or other technology included in the Company Software;

(xix)          except as required pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement, (A) increase in any manner the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any current or former employee, officer, director or other individual service provider of the Company or its Subsidiaries, (B) become a party to, establish, adopt, amend, modify, commence participation in or terminate any Company Benefit Plan or any plan, policy, program, contract, agreement or arrangement that would have been a Company Benefit Plan had it been entered into prior to the date of this Agreement, (C) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Benefit Plan or otherwise, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment of, compensation or benefits under any Company Benefit Plan or otherwise, (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or (F) terminate the employment or service of any employee, officer, director or other individual service provider or Third Party Worker of the Company or its Subsidiaries with an annual salary or wage rate or consulting fees in excess of $200,000 other than for cause;

(xx)           (A) become a party to, establish, adopt, amend, commence participation in or terminate any Labor Agreement or recognize or certify any labor union, labor organization, works council or similar organization as the bargaining unit of any employees of the Company or any of its Subsidiaries, (B) implement or announce any employee layoffs, furloughs, plant closings or other similar actions that would trigger notice obligations under the WARN Act, (C) waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor of the Company or any of its Subsidiaries;

(xxi)          enter into any transactions or Contracts with any affiliate or other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC; or

(xxii)         agree, authorize or commit to do any of the foregoing.

(c)            Nothing set forth in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations.

(d)            From and after the execution and delivery of this Agreement, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall cause its Subsidiaries and controlled Affiliates not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license or otherwise enter into a transaction with (or agree to acquire, purchase, lease, or license or otherwise enter into a transaction with) any Person if doing so would reasonably be expected to prevent or materially delay the obtaining of any authorization, consent, Order or approval of any Governmental Entity or the expiration or termination of any applicable waiting period necessary to consummate the Transactions.

6.2.          Acquisition Proposals; Change of Recommendation.

(a)            No Solicitation. During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, except as expressly permitted by this Section 6.2, the Company shall not, and shall cause each of its Subsidiaries not to, and shall not authorize or permit and shall use reasonable best efforts to cause each of its and their respective directors, officers and other Representatives not to, directly or indirectly:

(i)             initiate, solicit, knowingly encourage or knowingly facilitate any inquiries regarding, or the making or submission of, any Acquisition Proposal or any inquiry, proposal, offer, or indication of interest that would reasonably be expected to lead to an Acquisition Proposal;

(ii)            engage in, continue or otherwise participate in any discussions or negotiations (other than with Parent and its Representatives) regarding any Acquisition Proposal or any inquiry, proposal, offer, or indication of interest that would reasonably be expected to lead to an Acquisition Proposal, in each case other than in response to an unsolicited inquiry that is not in breach of this Section 6.2 to notify the applicable Person of the existence of the provisions of this Section 6.2;

(iii)           furnish or disclose any information or data to any Person concerning the Company or its Subsidiaries in connection with any Acquisition Proposal or any inquiry, proposal, offer, or indication of interest that would reasonably be expected to lead to an Acquisition Proposal;

(iv)           enter into, or publicly propose to enter into, any Contract or any non-binding letter of intent, memorandum of understanding, commitment or agreement in principle with respect to an Acquisition Proposal (other than a Permitted Confidentiality Agreement);

(v)            submit any Acquisition Proposal to a vote of the stockholders of the Company; or

(vi)           resolve, agree, authorize or commit to do any of the foregoing.

(b)            Exceptions to No Solicitation. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Requisite Company Vote is obtained, in response to a bona fide Acquisition Proposal that did not result from a material breach of this Section 6.2 that the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Company may, subject to compliance with Section 6.2(c):

(i)             engage or otherwise participate in discussions or negotiations with a Person or Group (including their respective Representatives) that has made an Acquisition Proposal with respect to such Acquisition Proposal;

(ii)            provide non-public information, data or access relating to the Company and its Subsidiaries to the Person or Group (including their respective Representatives) making such Acquisition Proposal; provided, that prior to providing any such information, data or access, the Company receives from the Person or Group making such Acquisition Proposal a legally binding confidentiality agreement (1) with terms substantially similar to the comparable confidentiality provisions in the Confidentiality Agreement and (2) that does not contain any exclusivity provisions or other terms that would restrict in any manner the Company’s ability to consummate the Merger or comply with its disclosure obligations to Parent and Merger Sub pursuant to this Agreement (it being understood that such agreement need not have standstill provisions) (any confidentiality agreement satisfying such criteria, a “Permitted Confidentiality Agreement”); provided, further, that the Company shall substantially concurrently with the delivery to such Person or Group, provide to Parent any non-public information, data or access concerning the Company or any of its Subsidiaries that is provided or made available to such Person or Group (or their respective Representatives), unless such non-public information, data or access has been previously provided or made available to Parent or its Representatives.

(c)            Notice of Acquisition Proposals. The Company shall promptly (but, in any event, within 24 hours) notify Parent in writing if an Acquisition Proposal or any inquiry, proposal, offer, or indication of interest that would reasonably be expected to lead to an Acquisition Proposal, is received by the Company or any of its Subsidiaries, or to the Knowledge of the Company, any of its or their Representatives, setting forth in such notice the name of the applicable Person or Group members (to the extent not prohibited by a confidentiality agreement entered into with such Person or Group prior to the date of this Agreement) and the financial terms and other material terms and conditions of any such Acquisition Proposal, inquiry, proposal, offer, or indication of interest, and thereafter shall promptly (but, in any event, within 24 hours) keep Parent reasonably informed of any material developments or changes to the status, terms and conditions (including any change to the type and amount of consideration) of any such Acquisition Proposal, inquiry, proposal, offer, or indication of interest, and provide to Parent unredacted copies of all material written materials (including copies of any financing commitments) provided to the Company that describe any financial terms or other material terms or conditions of any Acquisition Proposal, inquiry, proposal, offer, or indication of interest.

(d)            No Change of Recommendation or Alternative Acquisition Agreement.

(i)             Except as permitted by Section 6.2(d)(ii) and Section 6.2(e), the Company Board shall not:

(A)            fail to include the Company Recommendation in the Proxy Statement;

(B)            withhold, withdraw, qualify, amend or modify (or publicly propose or resolve to withhold, withdraw, qualify, amend or modify) the Company Recommendation with respect to the Merger in a manner adverse to Parent;

(C)            following the commencement of any tender or exchange offer relating to the securities of the Company, fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer and issue a press release stating that the Company recommends rejection of such tender or exchange offer, in each case, within ten Business Days of such commencement;

(D)            following the public disclosure of an Acquisition Proposal, fail to publicly reaffirm the Company Recommendation within ten Business Days (or, if earlier, prior to the Company Stockholders Meeting) after receipt of any written request to do so from Parent, which request may be made only once with respect to any such Acquisition Proposal, except that Parent may make one additional request after any material change in the terms of such Acquisition Proposal;

(E)            approve or recommend, or publicly declare advisable, any Acquisition Proposal or publicly propose to enter into any Alternative Acquisition Agreement;

(F)            adopt, approve or recommend to the stockholders of the Company, or make any public statement approving, endorsing or recommending an Acquisition Proposal;

(G)            in the event that the Company has received an Acquisition Proposal, fail to publicly reaffirm the Company Recommendation within five Business Days after Parent so requests in writing (it being understood that the Company will have no obligation to make such reaffirmation on more than two occasions); or

(H)            resolve, agree, authorize or commit to do any of the foregoing.

(ii)            Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the time the Requisite Company Vote is obtained, in response to a bona fide Acquisition Proposal in writing that did not result from a material breach of the Company’s obligations set forth in this Section 6.2, if the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that (A) such Acquisition Proposal constitutes a Superior Proposal and (B) the failure to effect a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law, then, notwithstanding anything in this Agreement to the contrary, the Company Board may, subject to compliance with this Section 6.2(d)(ii), (x) effect a Change of Recommendation with respect to such Superior Proposal and (y) cause or permit the Company to terminate this Agreement in accordance with Section 8.3(b) in order to enter into a definitive agreement relating to such Superior Proposal; provided, however, that prior to taking such actions: (I) the Company shall have given Parent written notice of its intention to take such action at least four Business Days in advance (the “Takeover Notice Period”), which notice shall include all information required by Section 6.2(c), mutatis mutandis (it being understood that each time any revision or amendment to the financial terms or revision or amendment (other than de minimis revision or amendment) to other material terms of the Acquisition Proposal determined to be a Superior Proposal is made, the Takeover Notice Period shall be extended for an additional two Business Days after notification of such change (which notice shall include all information required by Section 6.2(c), mutatis mutandis)); (II) during the Takeover Notice Period (including after each notice that results in extension), to the extent requested by Parent, the Company shall, and shall cause its Representatives to, consider and discuss with Parent in good faith any adjustments or modifications to the terms of this Agreement proposed by Parent; and (III) at the end of the Takeover Notice Period, the Company Board shall have, taking into account any revisions to this Agreement committed to by Parent in writing and any other information offered by Parent during the Takeover Notice Period, thereafter determined in good faith, after consultation with outside legal counsel and its financial advisor, that the Acquisition Proposal continues to be a Superior Proposal.

(iii)           Notwithstanding anything in this Agreement to the contrary, the Company Board may, at any time prior to the time the Requisite Company Vote is obtained, effect a Change of Recommendation of the type described in clause (i)(A) or (i)(B) (or clause (i)(H) to the extent related to clause (i)(A) or (i)(B)) of the definition thereof in response to an Intervening Event if: (A) the Company provides Parent four Business Days’ prior written notice of its intention to take such action, which notice shall include all material information, in reasonable detail, with respect to any such Intervening Event and a description of the Company Board’s rationale for such action; (B) during such four-Business Day period described in clause (A), the Company considers and discusses in good faith with Parent and its Representatives any adjustments or modifications to the terms of this Agreement; (C) at the end of the four-Business Day period described in clause (A), the Company Board determines in good faith after consultation with its outside legal counsel and its financial advisor (after taking into account any adjustments or modifications to the terms of this Agreement proposed by Parent during the period described in clause (A)) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(e)            Certain Permitted Disclosure. Nothing set forth in this Agreement shall prohibit the Company from (i) complying with its disclosure obligations under applicable Law with regard to an Acquisition Proposal, including making any disclosure the Company Board has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, or (ii) making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided, that, if any such disclosure or communication would constitute a Company Recommendation Change it may only be made in compliance with the foregoing provisions of this Section 6.2.

(f)            Existing Discussions. The Company shall, and shall cause its Subsidiaries and its and its Subsidiaries’ respective Representatives to, immediately cease and terminate any solicitations, discussions and negotiations with any Person (other than Parent, Merger Sub and their respective Representatives) conducted prior to the date of this Agreement with respect to any actual or potential Acquisition Proposal and any inquiry, proposal, offer, or indication of interest that would reasonably be expected to lead to an Acquisition Proposal, and promptly (and in any event within 24 hours of the execution and delivery of this Agreement) (i) if such Person has possession of confidential information relating to the Company or any of its Subsidiaries, instruct such Person (and its Representatives) to return or destroy all such information promptly after the date hereof in accordance with the terms and conditions of any applicable confidentiality agreement; and (ii) if applicable, terminate any physical and electronic data or other diligence access previously granted to such Persons.

(g)            Standstill Provisions. The Company shall enforce, and not waive, terminate or modify any confidentiality, standstill, or similar provision in any confidentiality, “standstill” or similar agreement, unless the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(h)            Subsidiaries and Representatives. Without limiting the foregoing in this Section 6.2, it is agreed that in the event any Subsidiary, director or officer of the Company takes any action, on behalf of the Company, which, if taken by the Company, would constitute a breach of this Section 6.2, and the Company does not, if and to the extent possible, cure such breach within three Business Days of the date on which the Company obtains actual Knowledge of such breach, then the Company shall be deemed to be in breach of this Section 6.2.

6.3.          Company Stockholders Meeting.

(a)            Subject to the valid termination of this Agreement pursuant to Article VIII (and following compliance with the obligations in Section 6.2), the Company shall take, in accordance with applicable Law (including the rules of NASDAQ) and its Organizational Documents, all action necessary to set a record date (and, except as required by Law, the Company shall not change the record date without the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed), duly call, give notice of, convene and hold the Company Stockholders Meeting as promptly as reasonably practicable following the mailing of the Proxy Statement to obtain the Requisite Company Vote. The Company shall promptly (and in no event later than five Business Days after the date of this Agreement) conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act to enable the record date to be set such that the Company Stockholders Meeting can take place as soon as reasonably practicable after the date hereof. If at any time the current record date for the Company Stockholders Meeting is not reasonably likely to satisfy the requirements of the Company’s Organizational Documents and applicable Law, the Company shall, in consultation with Parent, set a new record date and shall continue to comply with the “broker search” requirements of Rule 14a-13 of the Exchange Act with respect to any such new record date.

(b)           The Company Stockholders Meeting shall not be postponed or adjourned by the Company without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that the Company may postpone, recess or adjourn the Company Stockholders Meeting to the extent the Company determines it is (i) required by applicable Law or by the Company Board’s fiduciary duties or reasonably necessary to ensure that any required supplement or amendment to the Proxy Statement is delivered to the stockholders of the Company for the amount of time required by applicable Law in advance of the Company Stockholders Meeting, or (ii)  necessary to obtain a quorum to conduct the business of the Company Stockholders Meeting or to obtain the Requisite Company Vote; provided, further, that in the case of clause (ii) the Company shall not postpone, recess or adjourn the Company Stockholders Meeting for more than ten Business Days at a time or more than an aggregate of 20 Business Days after the date for which the Company Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). Without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement, including obtaining advisory approval of the compensation that the Company’s named executive officers may receive in connection with the Merger) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting.

(c)           Subject to the occurrence of any Change of Recommendation in compliance with Section 6.2, the Company shall (i) recommend that the Company’s stockholders adopt this Agreement at the Company Stockholders Meeting and (ii) use its commercially reasonable efforts to obtain the Requisite Company Vote, including soliciting proxies therefor. The Company will keep Parent reasonably informed regarding all matters relating to the proxy solicitation process, including by promptly furnishing any voting or proxy solicitation reports received by the Company, which shall include at least daily reports on each of the last seven Business Days prior to the date of the Company Stockholders Meeting. Without limiting the generality of the foregoing, the Company acknowledges and agrees that its obligation to hold the Company Stockholders Meeting pursuant to this Section 6.3 shall not be affected by the commencement of or announcement or communication to the Company of any Acquisition Proposal or the occurrence or disclosure of any Intervening Event, unless in each case the Company Board has effected a Change of Recommendation in compliance with Section 6.2 or this Agreement has been terminated in accordance with the obligations in Section 6.2 and Article VIII.

6.4.          Parent Vote. Parent shall vote or cause to be voted any Shares beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted, in favor of the adoption of this Agreement at the Company Stockholders Meeting or any other meeting of stockholders of the Company at which this Agreement shall be submitted for adoption, and all postponements, recesses or adjournments thereof.

6.5.          Approval of Sole Stockholders of Merger Sub. Immediately following the execution and delivery of this Agreement, Parent (as Merger Sub’s sole stockholder) shall execute and deliver, in accordance with applicable Law and Merger Sub’s Organizational Documents, a written consent approving this Agreement and immediately thereafter, shall provide evidence thereof to the Company.

6.6.          Proxy Statement.

(a)           As promptly as reasonably practicable after the date of this Agreement (but no later than 30 days after the date of this Agreement), the Company, with the assistance of Parent, shall prepare and file with the SEC a proxy statement in preliminary form relating to the Company Stockholders Meeting (such proxy statement, including any amendments or supplements thereto, and the definitive proxy statement related thereto, the “Proxy Statement”). Parent and Merger Sub shall (and shall cause its and their Subsidiaries to and shall instruct its and their respective Representatives to) provide to the Company such information as the Company may reasonably request for inclusion in the Proxy Statement. Except in the circumstances permitted under Section 6.2, the Proxy Statement shall include the Company Recommendation.

(b)           The Company shall use commercially reasonable efforts to ensure that the Proxy Statement shall, at the time of filing with the SEC, at the date of mailing to stockholders of the Company and at the time of the Company Stockholders Meeting, (i) comply in all material respects with the provisions of the Exchange Act and other applicable Law and (ii) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that (i) the Company assumes no responsibility with respect to information supplied by or on behalf of Parent, its Subsidiaries or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement and (ii) each of Parent and Merger Sub assumes no responsibility with respect to any information supplied by or on behalf of the Company, its Subsidiaries or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement.

(c)           If at any time prior to the Company Stockholders Meeting, any information relating to the Company or Parent, or any of their respective Subsidiaries or its or their respective Representatives is discovered by a Party that should be set forth in an amendment or supplement to the Proxy Statement so that either the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall as promptly as practicable following such discovery notify the other Party and after such notification the Company shall, as and to the extent required by applicable Law, promptly (i) prepare (with the assistance of Parent) an amendment or supplement to the Proxy Statement and (ii) thereafter, cause the Proxy Statement, as so amended or supplemented, to be filed with the SEC as promptly as reasonably practicable and to be disseminated to its stockholders, in each case, as and to the extent required by applicable Law.

(d)           Prior to filing or mailing the Proxy Statement or responding to any substantive comments of the SEC or its staff with respect thereto, the Company shall (i) provide Parent and its outside legal counsel with a reasonable opportunity to review and comment on the Proxy Statement and (ii) give good-faith consideration to any comments reasonably proposed by Parent and its outside legal counsel; provided, however, that the Company shall not have such obligations with respect to any Proxy Statement and other documents or communications relating to a Change of Recommendation made in accordance with Section 6.2.

(e)           Without limiting the generality of the provisions of Section 6.8, the Company shall use commercially reasonable efforts to promptly respond to any comments from the SEC or the staff of the SEC and shall promptly notify Parent of the receipt of any substantive correspondence or comments (including oral comments) from the SEC, in each case with respect to the Merger or Proxy Statement and of any request by the SEC for any amendment or supplement to the Proxy Statement or for additional information and shall as promptly as practicable following receipt thereof provide to Parent copies of all written or other substantive correspondence between the Company, its outside legal counsel or its other Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement (or, to the extent such correspondence is oral, a summary thereof); provided, however, that the Company shall not have such obligations with respect to any Proxy Statement and other documents or communications relating to a Change of Recommendation made in accordance with Section 6.2. The Company, with the assistance of Parent, shall, subject to the requirements of Section 6.6(d), use its commercially reasonable efforts to cause the definitive Proxy Statement to be mailed as promptly as practicable (and in any event within five Business Days) after the date the SEC staff confirms that the SEC does not intend to review the preliminary Proxy Statement or advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

6.7.          Cooperation; Efforts to Consummate.

(a)           Subject to the terms and conditions of this Section 6.7, including any limitations set forth in Section 6.7(b), the Company and Parent shall cooperate with each other and use (and shall cause their respective controlled Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions necessary or advisable on its part under this Agreement and applicable Laws to consummate the Transactions as promptly as practicable after the date of this Agreement, including preparing and delivering or submitting documentation to (A) effect the expirations of all statutory waiting periods under applicable Antitrust Law, and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the Transactions as promptly as practicable after the date of this Agreement or the entry into any such timing agreements, respectively, and (B) make with and obtain from any Governmental Entity all filings, notices, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the Transactions, including the other Approvals.

(b)           Without limiting the generality of, and in furtherance of the provisions of Section 6.7(a) (but subject to any limitations set forth in this Section 6.7(b)), each of the Company and Parent, as applicable, shall and shall cause their respective controlled Affiliates to:

(i)              prepare and file, with respect to the Transactions, a Notification and Report Form pursuant to the HSR Act within 25 Business Days after the date of this Agreement and make, deliver or submit, as applicable, all other initial filings, notices and reports under any applicable Laws set forth in Section 6.7(b)(i) of the Company Disclosure Schedule, as soon as reasonably practicable, and in connection therewith, request early termination of the statutory waiting period under the HSR Act, and to the extent applicable, under the applicable Laws set forth in Section 6.7(b)(i) of the Company Disclosure Schedule, and provide each other with final copies of any such filings and requests to the extent permitted by Law;

(ii)             not, without the prior written consent of the other Party (which consent shall not be unreasonably conditioned, withheld or delayed), (A) cause any filing, delivery or submission contemplated by Section 6.7(a) or Section 6.7(b) applicable to it to be withdrawn, refiled, redelivered or resubmitted for any reason, including to provide the applicable Governmental Entities with additional time to review any or all of the Transactions or (B) consent to any voluntary extension of any statutory waiting period or, if applicable, consent to or enter into any timing agreement (or other contractual undertaking with respect to any waiting period) with a Governmental Entity applicable to the consummation of the Transactions or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Entity;

(iii)            provide or cause to be provided to each Governmental Entity any non-privileged or non-protected information and documents requested by any Governmental Entity or that are necessary or advisable to permit consummation of the Transactions as promptly as practicable following any such request, and each shall provide each other with copies of any such information and documents; and

(iv)            use its reasonable best efforts to take all necessary or advisable steps to (A) avoid the entry of and (B) resist, vacate, limit, reverse, suspend or prevent any actual, anticipated or threatened permanent, preliminary or temporary Order, in each case, that becomes reasonably foreseeable to be entered, issued, made or rendered or is entered, issued, made or rendered, in the case of each of the foregoing clauses (A) and (B) of this Section 6.7(b)(iv), that would reasonably be expected to prevent, delay or impair the consummation of the Transactions, including (x) the defense through litigation on the merits of any Proceeding seeking to prevent, delay or impair the consummation of the Transactions (and, if applicable, the appeal thereof and the posting of a bond in connection therewith) and (y) the proffer and agreement by Parent of its willingness to (I) sell, lease, license, transfer, dispose of, divest or otherwise Encumber, or hold separate pending such disposition, and promptly to effect the sale, lease, license, transfer, disposal, divestiture or other Encumbrance, and holding separate of, assets, operations, rights, product lines, licenses, businesses or interests therein of the Company, Parent or any of their respective controlled Affiliates or (II) limit or restrain the freedom of action with respect to the Company’s, Parent’s or any of their respective controlled Affiliates’ ability to retain or make changes in any such assets, operations, rights, product lines, licenses, businesses or interests therein and, in each case, the entry into agreements with, and submission to Orders of, the relevant Governmental Entity giving effect thereto as promptly as practicable; provided, however, that (i) notwithstanding anything to the contrary in this Agreement, neither Parent nor Merger Sub nor any of their respective Affiliates shall be required to, and the Company shall not, and shall cause its Subsidiaries not to, without the prior written consent of Parent, take any action, whether of the type referred to in clause (I) or (II) above or otherwise (a) relating to Parent or any of its Subsidiaries or any of their respective assets or businesses or (b) relating to the Company or any of its Subsidiaries or any of their respective assets or businesses that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole, and (ii) no such actions shall be required unless the effectiveness of such action is contingent upon the occurrence of the Effective Time and none of the Company or any of the Company’s Affiliates shall take any of such actions without Parent’s prior written consent (which consent shall not be unreasonably conditioned, withheld or delayed).

(c)           Cooperation. Each Party shall jointly (i) direct, devise and implement the strategy for effecting the expiration of any statutory waiting periods and obtaining any necessary consents, approvals, permits or authorizations of, for responding to any request from, inquiry or investigation by (including directing the timing, nature and substance of all such responses), and shall jointly lead all meetings and communications (including any negotiations) with, any Governmental Entity and (ii) jointly control the defense and settlement of any Proceeding brought by or before any Governmental Entity. Each Party shall consult with the other Party in a reasonable manner and consider in good faith the views and comments of the other Party in connection with the foregoing. The Company and Parent shall each (and shall cause its and their respective Subsidiaries to, and shall instruct its and their respective Representatives to), upon the reasonable request by the other, furnish to the other, as promptly as reasonably practicable, (i) all information concerning itself, its Representatives and such other matters as may be reasonably necessary or advisable to effect the expiration of all statutory waiting periods under applicable Laws and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the Transactions, and (ii) all filings, notices, reports, consents, registrations, approvals, permits and authorizations made or sought to be made by or on behalf of Parent, the Company or any of their respective Subsidiaries to or from any third party, including any Governmental Entity, in each case as necessary or advisable in connection with the Transactions. Each of Parent and the Company shall have the right to review in advance and, to the extent practicable, each shall consult with the other on and consider in good faith the views of the other in connection with, all the information relating to Parent or the Company, as the case may be, any of their respective Affiliates and any of its or their respective Representatives, that appears in any filing made with, or written materials delivered or submitted to, any Governmental Entity in connection with the Transactions. Neither the Company nor Parent shall permit any of its controlled Affiliates or any of its or their respective Representatives to participate in any discussions or meetings with any Governmental Entity in respect of any filings, notices, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the Transactions, unless it consults with the other in advance and, to the extent practical and permitted by such Governmental Entity, gives the other the opportunity to attend and participate thereat.

6.8.          Status and Notifications. Without limiting the rights and obligations set forth in Section 6.6(e), the Company and Parent each shall keep the other apprised of the status of matters relating to the completion of the Transactions, including as promptly as practicable notifying the other of any substantive or material notices or communications received by Parent or the Company, as the case may be, or any of their respective controlled Affiliates, from any third party, including any Governmental Entity, with respect to such transactions and as promptly as practicable following such receipt furnishing the other with copies of any notices or other communications (or where no such copies are available, a reasonably detailed written description thereof).

6.9.          Information and Access.

(a)           The Company shall (and shall cause its Subsidiaries to), upon reasonable prior notice, afford Parent and its Representatives reasonable access, during normal business hours, and subject to generally applicable health and safety protocols, from the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, to the Company Employees, agents, properties, offices and other facilities, Contracts, books and records (including audit workpapers, subject to the execution of any reasonably requested access letters), and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all other information and documents concerning or regarding its businesses, properties and assets and personnel solely for the purposes of furthering the Transactions and for integration planning purposes as may reasonably be requested by or on behalf of Parent; provided, however, that: subject to Section 6.9(b) (i) neither the Company nor any of its Subsidiaries shall be required to provide such access or furnish such information or documents to the extent doing so would, in the Company’s reasonable judgment based on the advice of counsel, result in (A) a violation of applicable Law, (B) the disclosure of any material Trade Secrets in a manner that would result in any such Trade Secrets no longer being protected as such under applicable Law following such disclosure, (C) the breach of any contractual confidentiality obligations in any Contract with a third party entered into prior to the date hereof or in the ordinary course of business, (D) a waiver of the protection of any attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection concerning pending or threatened Proceedings or (E) the disclosure of any sensitive or Personal Information that would expose the Company or any of its Subsidiaries to the risk of liability or result in a competitor of the Company or any of its Subsidiaries receiving information that is competitively sensitive; (ii) in no event shall the work papers of the Company’s and its Subsidiaries’ independent accountants and auditors be accessible to Parent or any of its Representative unless and until such accountants and auditors have provided a consent related thereto in form and substance reasonably acceptable to such auditors or independent accountants; and (iii) in no event shall access include any invasive environmental sampling or testing of soils, groundwater or building materials. The Company shall use commercially reasonable efforts to cause its Representatives to reasonably cooperate with Parent and Parent’s Representatives in connection with requests for access and information pursuant to this Section 6.9. All requests for such access or information made pursuant to this Section 6.9(a) shall be directed to the Person set forth in Section 6.9(a) of the Company Disclosure Schedule, which Person may be replaced by the Company at any time by providing written notice to Parent, and any access granted in connection with a request made pursuant to this Section 6.9(a) shall be supervised by such Persons and be conducted in such a manner so as not to unreasonably interfere with any of the businesses, properties or assets of the Company or any of its Subsidiaries and in accordance with reasonable procedures that the Company may establish.

(b)           In the event that the Company objects to any request submitted pursuant to Section 6.9(a) on the basis of one or more of the matters set forth in clause (i) of Section 6.9(a), the Company shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the impediments expressly set forth in clause (i) of Section 6.9(a), including through the use of commercially reasonable efforts to take such actions and implement appropriate and mutually agreeable measures to as promptly as practicable permit such access and the furnishing of such information and documents in a manner to remove the basis for the objection, including by arrangement of appropriate “counsel-to-counsel” disclosure, clean room procedures, redaction and other customary procedures, entry into a customary joint defense agreement and, with respect to the contractual confidentiality obligations contemplated by clause (i)(C) of Section 6.9(a), obtaining a waiver with respect to or consent under such contractual confidentiality obligations without conceding anything of monetary or economic value or requiring the payment of any consideration fees or expenses to such third-party counterparties.

(c)           Without limiting the generality of the other provisions of this Section 6.9, the Company and Parent, as each deems advisable and necessary, after consultation with their respective outside legal counsel, may reasonably designate competitively sensitive information and documents as “Outside Counsel Only Information.” Such information and documents shall be provided only to the outside legal counsel of the Company or Parent (as the case may be) or subject to such other similar restrictions mutually agreed to by the Company and Parent; provided, however, that, subject to any applicable Laws relating to the exchange of information, the outside legal counsel receiving such information and documents may prepare one or more reports summarizing the results of any analysis of any such shared information and documents and disclose such reports, other summaries or aggregated information derived from such shared information and documents to Representatives of such outside legal counsel’s client.

(d)           To the extent that any of the information or documents furnished or otherwise made available pursuant to this Section 6.9 or otherwise in accordance with the terms and conditions of this Agreement or the Confidentiality Agreement constitutes information or documents that may be subject to an attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection concerning pending or threatened Proceedings, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material and information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under such privileges and protections.

(e)           Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to provide any access or make any disclosure to Parent pursuant to this Section 6.9 to the extent such access or information is reasonably pertinent to a litigation where Parent or any of its Affiliates, on the one hand, and the Company or any of its Affiliates, on the other hand, are adverse parties.

(f)           From and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, within 15 Business Days following the end of each fiscal month, the Company shall deliver to Parent an unaudited consolidated income statement for such fiscal month and an unaudited consolidated balance sheet as of such fiscal month end of the Company, in each case which financial statements shall fairly present the consolidated financial position and results of operations of the Company as of the date or for the periods indicated, in accordance with GAAP, except for certain adjustments prepared on a quarterly and annual basis, and excluding footnotes.

(g)           No information, data or access provided to Parent or any of its Representatives or to the Company or any of its Representatives following the date of this Agreement, whether pursuant to this Section 6.9 or otherwise, shall affect or be deemed to affect, modify or waive the representations and warranties of the Parties set forth in this Agreement and, all information and documents disclosed or otherwise made available pursuant to Section 6.6, Section 6.7, Section 6.8, this Section 6.9 or otherwise in connection with this Agreement and the Transactions shall be governed by the terms and conditions of the Confidentiality Agreement and subject to applicable Laws relating to the exchange or sharing of information and any restrictions or requirements imposed by any Governmental Entity.

6.10.        Publicity. The Company and Parent shall consult with each other, provide each other with a reasonable opportunity for review and give due consideration to reasonable comments by each other, prior to issuing any press releases or otherwise making public statements, disclosures, filings or communications with respect to the Transactions except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange (including the NASDAQ) or interdealer quotation service, or (b) with respect to any Change of Recommendation made in accordance with this Agreement or Parent’s responses thereto, subject to the Company’s obligations set forth in Section 6.2. In addition to the exceptions set forth in foregoing clauses (a) through (b) of this Section 6.10, each of the Company and Parent (and Representatives thereof) may make any public statements, disclosures or communications in response to inquiries from the press, analysts, investors, customers or suppliers or via industry conferences or analyst or investor conference calls, so long as such statements, disclosures or communications are consistent with previous public statements, disclosures or communications made by the Company or Parent in compliance with this Section 6.10 and would not otherwise require the other party to make additional public disclosure.

6.11.        Employee Matters.

(a)           Parent agrees that the Continuing Employees shall, during the period commencing at the Effective Time and ending on the one-year anniversary of the Effective Time or, if earlier, the date of termination of the applicable Continuing Employee (as applicable, the “Protection Period”), be provided with (i) base salary or base wage, as applicable, and target annual cash bonus opportunities that are no less favorable (determined in the aggregate solely for the portion of the Protection Period after calendar year 2026; provided, however that in no event shall Continuing Employee base salaries or base wages be reduced during the Protection Period) than the base salary or base wage, as applicable, and target annual cash bonus opportunities that were provided by the Company and its Subsidiaries to such Continuing Employees immediately prior to the Effective Time, (ii) welfare and other employee benefits that are substantially comparable in the aggregate to the welfare and other employee benefits (excluding any equity or equity-based, nonqualified deferred compensation, severance, retention, long-term incentive, bonus, change in control, transaction, post-employment welfare benefits and defined benefit pension benefits (collectively, “Excluded Benefits”)) provided by the Company and its Subsidiaries to such employees immediately prior to the Effective Time under the benefit plans set forth on Section 4.12(a) of the Company Disclosure Schedule, and (iii) severance protections and benefits that are no less favorable than the severance protections and benefits set forth in Section 6.11(a) of the Company Disclosure Schedule.

(b)           Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Subsidiaries to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred under a Company Benefit Plan prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting (other than vesting of equity or equity-based compensation), paid time off benefit accrual and eligibility to participate under each applicable Parent Benefit Plan, as if such service had been performed with Parent, except in each case: for benefit accrual under defined benefit pension plans, for purposes of post-retirement welfare benefits or to the extent it would result in a duplication of benefits.

(c)           During the Protection Period, Parent shall honor each Continuing Employee’s accrued but unused vacation balances as of the Effective Time, and Parent shall maintain vacation entitlements for Continuing Employees based on their service with the Company and its Subsidiaries prior to the Effective Time, such that vacation accrual rates and entitlements based on employee seniority shall be no less favorable than those in effect immediately prior to the Effective Time.

(d)           Notwithstanding anything contained herein to the contrary, with respect to any Company Employees who are covered by a Labor Agreement, Parent’s obligations under this Section 6.11 shall be in addition to, and not in contravention of, any obligations under the applicable Labor Agreement.

(e)           Parent hereby acknowledges that a “change in control” of the Company or other event with similar import, within the meaning of the Company Benefit Plans that contain such terms, will occur upon the Effective Time.

(f)           Parent agrees that, with respect to annual cash bonus plans maintained by the Company with respect to the Company’s fiscal year during which the Effective Time occurs (the “Bonus Plans”), it shall, or shall cause the Company to, provide each employee who participates in a Bonus Plan and who remains employed with the Company through the regular date of payment of annual bonuses for such fiscal year with an annual cash bonus for the performance period during which the Effective Time occurs, the amount of which shall be determined based solely on the actual level of achievement of the applicable performance goals under the Bonus Plans, as determined by the Applicable Entity in its reasonable and good faith discretion. Notwithstanding the foregoing, if a Continuing Employee’s employment is terminated by Parent, the Company or any of its Subsidiaries without “cause” (as defined in Section 6.11(f) of the Company Disclosure Schedule) following the Closing Date and prior to the regular date of payment for the applicable performance period, such Continuing Employee shall be entitled to receive a pro-rated portion of the annual cash bonus that would otherwise have been earned based on actual performance, with such pro-ration determined based on the number of days the employee was employed during the applicable performance period, and such pro-rated bonus shall be paid no later than March 15 of the year following the fiscal year to which such bonus relates. The “Applicable Entity” for the purposes of this Section 6.11(f) means the Company Board (or the authorized committee thereof) if Closing occurs after the end of the applicable performance period and a committee appointed by Parent, in consultation with the Company’s finance team, if Closing occurs before the end of the applicable performance period.

(g)           Nothing set forth in this Agreement is intended to or shall (i) be treated as an establishment, amendment or modification of any particular Company Benefit Plan or any other benefit or compensation plan, program, policy, contract, agreement or arrangement, (ii) prevent Parent or any of its Affiliates (including after the Effective Time, the Surviving Corporation and its Affiliates) from amending, modifying or terminating any benefit or compensation plans, policies, programs, contracts, agreements or arrangements or, after the Effective Time, any Company Benefit Plan, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) without limiting the generality of Section 9.8, create any third-party beneficiary rights in any Person for any purpose, including any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

6.12.        Indemnification; Directors’ and Officers’ Insurance.

(a)           From and after the Effective Time, to the fullest extent permitted under applicable Law, Parent shall, and shall, subject to Section 6.12(c), cause the Surviving Corporation to, indemnify, defend and hold harmless the Indemnified Parties against any costs or expenses (including advancing attorneys’ fees and expenses to each Indemnified Party in advance of the final disposition of any claim, suit, proceeding or investigation to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement, in each case incurred in connection with, arising out of or otherwise relating to any actual or threatened Proceeding in connection with, arising out of or otherwise relating to any matters existing or occurring (or alleged to have existed or occurred) at or prior to the Effective Time (including acts or omission in connection with such Persons serving as an officer, director or other fiduciary in any entity, including any of the Company’s Subsidiaries, if such service was at the request of or for the benefit of the Company), whether asserted or claimed prior to, at or after the Effective Time. In the event of any such actual or threatened Proceeding, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such actual or threatened Proceeding.

(b)           Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of the Tail Period with respect to any claim related to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions) from the Company’s D&O Insurance carrier as of the date of this Agreement or, if such carrier will not offer such D&O Insurance for the duration of the Tail Period, one or more insurance carriers with the same or better credit rating as such carrier with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies; provided, however, that in no event shall the premium amount for such policies exceed 300% of the amount per annum the Company paid in its last full fiscal year prior to the date hereof. If the Company for any reason fails to obtain, or Parent for any reason fails to cause to be obtained, such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with the Company’s D&O Insurance carrier as of the date of this Agreement or, if such carrier will not offer such D&O Insurance for the duration of the Tail Period, with one or more insurance carriers with the same or better credit rating as such carrier with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement and from an insurance carrier with the same or better credit rating as the Company’s D&O Insurance carrier as of the date of this Agreement, in each case providing coverage with respect to any matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions); provided, however, that in no event shall the premium amount of such D&O Insurance exceed during the Tail Period 300% of the amount per annum the Company paid in its last full fiscal year prior to the date hereof; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)           Any Indemnified Party wishing to claim indemnification under this Section 6.12, upon learning of any Proceeding for which indemnification under this Section 6.12 may be available, shall promptly notify Parent thereof in writing, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any obligation or liability it may have to such Indemnified Party except to the extent such failure prejudices the indemnifying party. In the event of any such Proceeding: (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof (it being understood and agreed that by electing to assume the defense thereof, neither Parent nor the Surviving Corporation shall be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any obligation or liability with respect thereto), except that if Parent or the Surviving Corporation elects not to assume such defense or legal counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable and documented fees and expenses of such legal counsel for the Indemnified Party promptly following the receipt of statements therefor; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this Section 6.12 to pay for only one law firm for all Indemnified Parties in any jurisdiction unless the use of one law firm for such Indemnified Parties would present a conflict of interest under applicable standards of professional conduct on any significant issue between the positions of any two or more Indemnified Parties, in which case the fewest number of law firms necessary to avoid conflicts of interest shall be used; (ii) the Indemnified Parties shall cooperate in the defense of any such matter if Parent or the Surviving Corporation elects to assume such defense, and Parent and the Surviving Corporation shall cooperate in the defense of any such matter if Parent or the Surviving Corporation elects not to assume such defense; (iii) the Indemnified Parties shall not be liable or have any obligation for any settlement effected without their prior written consent (such consent not to be unreasonably conditioned, withheld or delayed) if Parent or the Surviving Corporation elects to assume such defense and Parent and the Surviving Corporation shall not be liable or have any obligation for any settlement effected without their prior written consent (such consent not to be unreasonably conditioned, withheld or delayed) if Parent or the Surviving Corporation elects not to assume such defense; (iv) Parent and the Surviving Corporation shall not have any obligation or liability hereunder to any Indemnified Party if it is ultimately determined by final adjudication by the Chosen Courts that the indemnification of such Indemnified Party in the manner contemplated by this Agreement is prohibited by applicable Law; (v) Parent and the Surviving Corporation shall not have any obligation or liability hereunder to any Indemnified Party for which payment is actually made to the Indemnified Party under a valid and collectible insurance policy, except in respect of any excess beyond payment under such insurance policy; and (vi) all rights to indemnification in respect of any such Proceeding shall continue until final disposition of all such Proceedings.

(d)           Any Indemnified Party wishing to claim indemnification or advancement of expenses under this Section 6.12, after learning of any Proceeding for which indemnification under this Section 6.12 may be available, shall comply with the procedures set forth in the Organizational Documents of the Company (or its applicable Subsidiary) and any indemnification agreements entered into prior to the date hereof.

(e)           During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case, as in effect on the date of this Agreement, shall not be amended, restated, amended and restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party and Parent shall cause the Surviving Corporation and its Subsidiaries to comply with such obligations.

(f)           If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidate with or merge into any other Person and are not the continuing or surviving Person of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation assume all the obligations set forth in this Section 6.12.

(g)           The provisions of this Section 6.12 are intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, all of whom shall be third-party beneficiaries of this Section 6.12.

(h)           The rights of the Indemnified Parties under this Section 6.12 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries or under any applicable Contracts (including any indemnification agreements between any such Indemnified Party and the Company or any of its Subsidiaries, in each case, as in effect on the date of this Agreement) or Laws, and nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees.

6.13.        Treatment of Certain Existing Indebtedness. The Company shall use commercially reasonable efforts to (i) deliver to Parent at least one Business Day prior to the Closing Date (and in any event shall deliver prior to or on the Closing Date) an executed copy of a payoff letter (and at least three Business Days prior to the Closing Date, a draft of such payoff letter) with respect to the Company Credit Agreement in a customary form reasonably satisfactory to Parent, stating the amounts required to pay in full all obligations (other than any contingent reimbursement and indemnity obligations that expressly survive termination of the Company Credit Agreement) thereunder and to effect the termination and/or release of any guarantees in connection with the Company Credit Agreement (subject to the finalization of such amounts prior to the Closing Date), and stating that upon receipt of such amounts all obligations under the Company Credit Agreement shall be terminated and repaid in full and the termination and/or release of such guarantees shall occur and (ii) assist with the renewal, replacement, backstopping, cash collateralization, termination or other similar customary arrangements in connection with any outstanding letters of credit, bank guarantees, performance bonds or similar instruments at or prior to Closing as may be reasonably requested by the Parent in connection with the Transaction.

6.14.        Takeover Statutes. If any Takeover Statute is, becomes or is deemed applicable to the Transactions, each of the Company and Parent and the members of their respective Boards of Directors shall grant such approvals and shall take such actions as are reasonably necessary and advisable so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any such Takeover Statutes on the transactions contemplated hereby.

6.15.        Section 16 Matters. The Company, Parent and Merger Sub shall, prior to the Effective Time, take all such actions as may be necessary or advisable to cause the Transactions and any other dispositions of equity securities of the Company (including Company Equity Awards and any derivative securities) in connection with the Transactions by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted by applicable Law.

6.16.        Transaction Litigation. In the event that any stockholder demand or Proceeding related to this Agreement or the Transactions is brought, or, to the Knowledge of the Company, threatened in writing, against the Company, its Subsidiaries or any Indemnified Party from and following the date of this Agreement and prior to the Effective Time (such litigation, other than any Proceeding in connection with, arising out of or otherwise related to a demand for appraisal under Section 262 of the DGCL, which shall be governed by Section 3.2(f), “Transaction Litigation”), the Company shall (a) promptly (and in any event within 48 hours) notify Parent of such Transaction Litigation and keep Parent informed on a reasonably current basis regarding any Transaction Litigation (including by promptly furnishing to Parent and its Representatives such information relating to such Transaction Litigation as may reasonably be requested by Parent) and (b) give Parent a reasonable opportunity to participate in, but not control, the defense or settlement (at Parent’s sole expense and subject to a customary joint defense agreement) of any Transaction Litigation and (c) consult with Parent with respect to the defense or settlement of any Transaction Litigation; provided, that the Company shall in any event control such defense or settlement and the disclosure of information to Parent in connection therewith shall be subject to Section 6.9; provided, further, that the Company shall not settle or agree to settle any Transaction Litigation without the prior written consent of Parent (such consent not to be unreasonably conditioned, withheld or delayed).

6.17.        Delisting and Deregistration. Prior to the Effective Time, the Company and, following the Effective Time, Parent and the Surviving Company, shall use its reasonable best efforts to cause the Shares to be delisted from the NASDAQ and deregistered under the Exchange Act as soon as reasonably practicable following the Effective Time.

6.18.        Other Activities. The Parties agree to the matters set forth on Section 6.18 of the Company Disclosure Schedule.

6.19.        Related Party Financing. On the Closing Date, but immediately prior to the Closing, the Company, and its Subsidiaries shall pay off, discharge and satisfy in full, or cause the other Subsidiaries to pay off, discharge and satisfy in full, all liabilities pursuant to any Related Party Financing (the aggregate amount of all payments made by such Persons pursuant to this Section 6.19, the “Related Party Financing Payment”), in accordance with the applicable payoff letters. The Parties agree that (x) the Related Party Financing Payment is made earlier than, and deemed to occur prior in time to, the payment of the Per Share Merger Consideration; (y) the Related Party Financing Payment is made, and deemed to occur, prior to Parent taking title to any Company Common Stock; and (z) Parent will take title to any Company Common Stock only following the satisfaction of the Related Party Financing Payment. For purposes of this Section 6.19, “Company Person” means the Company and each of its Subsidiaries and any other person in which the Company or any of its Subsidiaries is a shareholder, a member or a partner. For purposes of this Section 6.19, “Company Related Party” means (i) a person who owns directly or indirectly at least 25% of the equity, partnership or membership interests of a Company Person, but cannot be fully consolidated in the Company’s reporting group under generally accepted accounting standards of the US or EU or International Financial Reporting Standards (such person, a “JV Partner”), or (ii) a person related to a JV Partner within the meaning of Sec. 1 para. 2 German Foreign Tax Act - AStG, including any person that has a direct or indirect equity, partnership or membership interest of more than 25% in a JV Partner or has dominating influence over a JV Partner. For purposes of this Section 6.19, “Related Party Financing” shall mean any debt owed by any Company Person to a Company Related Party or any guarantee received by any Company Person from a Company Related Party, or the assumption of any Company Person's debt or other obligations by a Company Related Party, or any guarantee or assumption of any liability of any kind for any debt incurred by a Company Person by a Company Related Party.

Article VII

Conditions to Closing

7.1.           Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each Party to effect the Closing is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a)           Company Stockholder Approval. The Requisite Company Vote shall have been obtained.

(b)           Regulatory Approvals. (i) The statutory waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act and, if applicable, any contractual waiting periods under any timing agreements with the Department of Justice or the Federal Trade Commission applicable to the consummation of the Transactions shall have expired or been earlier terminated and (ii) the Approvals set forth in Section 7.1(b) of the Company Disclosure Schedule shall have been obtained (collectively, the “Regulatory Approvals”).

(c)           No Legal Prohibition. No Governmental Entity shall have issued or entered any Order or enacted, issued, promulgated, enforced or entered any Law that, in each case, continues to be in effect and makes unlawful or restrains, enjoins or otherwise prohibits the consummation of the Merger.

7.2.          Conditions to Parent’s and Merger Sub’s Obligation to Effect the Closing. The obligations of Parent and Merger Sub to effect the Closing are also subject to the satisfaction or waiver by Parent at or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties. The representations and warranties of the Company set forth in: (i) Section 4.2(a) (Capital Structure), the second sentence of Section 4.2(b) (Capital Structure), the first sentence of Section 4.2(c) (Capital Structure) and Section 4.2(e) (Capital Structure) shall be true and correct in all respects at and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of a particular date or period of time, in which case such representation or warranty shall be so true and correct as of such particular date or period of time), in each case, except for any de minimis inaccuracies, (ii) Section 4.1(a) (Organization, Good Standing and Qualification), Section 4.3 (Corporate Authority; Approval and Fairness), Section 4.19 (Takeover Statutes) and Section 4.21 (Brokers and Finders) (x) in the case of any such representations and warranties that are qualified by materiality or Material Adverse Effect in the text thereof, shall be true and correct in all respects, and (y) in the case of any such representations and warranties that are not so qualified, shall be true and correct in all material respects, in each case of clauses (x) and (y), at and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), (iii) the representations and warranties of the Company set forth in Section 4.10(b) (Absence of Changes) shall be true and correct in all respects at and as of the Closing Date as though made as of the Closing Date and (iv) the other representations and warranties of the Company set forth in Article IV, without giving effect to any “materiality” or “Material Adverse Effect” qualifiers set forth therein, shall be true and correct at and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv) for any failure of any such representation and warranty to be so true and correct that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)           Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(d)           Company Closing Certificate. Parent shall have received a certificate, dated as of the Closing Date, and duly executed on behalf of the Company by a duly authorized executive officer of the Company certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

7.3.          Conditions to the Company’s Obligation to Effect the Closing. The obligation of the Company to effect the Closing is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a)           Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement, without giving effect to any “materiality” or “Material Adverse Effect” qualifiers set forth therein, shall be true and correct in all respects at and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time), except for any failure of any such representations and warranties to be so true and correct that would not, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

(b)           Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)           Parent and Merger Sub Closing Certificate. The Company shall have received a certificate, dated as of the Closing Date, and duly executed on behalf of Parent and Merger Sub by a duly authorized executive officer of each of Parent and Merger Sub certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Article VIII

Termination

8.1.          Termination by Mutual Written Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of the Parties.

8.2.          Termination by Either the Company or Parent. This Agreement may be terminated at any time prior to the Effective Time by either the Company or Parent if:

(a)           the Transactions shall not have been consummated by 5:00 p.m. (New York time) on November 16, 2026 (the “Outside Date”); provided, however, that if the conditions to Closing set forth in Section 7.1(b) (Regulatory Approvals) or Section 7.1(c) (if the Order or applicable Law relates to Antitrust Laws) have not been satisfied or, to the extent permitted by applicable Law, waived on or prior to the Outside Date but all other conditions to Closing set forth in Article VII have been satisfied or, to the extent permitted by applicable Law, waived (except for those conditions that by their nature are to be satisfied at the Closing, but subject to those conditions being able to be satisfied or having been waived), the Outside Date shall be extended automatically to 5:00 p.m. (New York time) on February 16, 2027, and such time and date, as so extended, shall be the “Outside Date”; provided, further, that the right to terminate this Agreement and abandon the Transactions shall not be available to either the Company or Parent if such Party has breached in any material respect any representation, warranty, covenant or agreement set forth in this Agreement and such breach shall have proximately caused the occurrence of the failure of a condition to the Closing to occur on or prior to the Outside Date (it being understood that for the purposes of this Section 8.2(a) (Termination by Either the Company or Parent (Outside Date)) any such breach by Merger Sub shall be deemed such a breach by Parent);

(b)           the Company Stockholders Meeting shall have concluded (if applicable, following any postponement, recess or adjournment thereof taken in accordance with this Agreement) and the Requisite Company Vote shall not have been obtained; or

(c)           any Governmental Entity shall have issued or entered a final and non-appealable Order or enacted, issued, promulgated, enforced or entered any Law that, in each case, continues to be in effect and makes unlawful or permanently restrains, enjoins or otherwise prohibits consummation of the Merger; provided, that the right to terminate this Agreement and abandon the Transactions pursuant to this Section 8.2(c) (Termination by Either the Company or Parent (Order by a Governmental Entity)) shall not be available to the Company or Parent if such Party has breached in any material respect any representation, warranty, covenant or agreement set forth in this Agreement and such breach shall have proximately caused the imposition of such Order or Law.

8.3.          Termination by the Company. Subject to Section 8.5 (Notice of Termination; Effect of Termination), this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by the Company:

(a)           if there has been a breach of any representation or warranty or covenant made by Parent or Merger Sub set forth in this Agreement, in any case such that any condition in Section 7.3(a) (Representations and Warranties) or Section 7.3(b) (Performance of Obligations of Parent and Merger Sub) would not be satisfied (and such breach or failure is not curable prior to three Business Days prior to the Outside Date, or if curable prior to such time, has not been cured within 45 days after the giving of written notice thereof by the Company to Parent and Merger Sub describing such breach or failure in reasonable detail; provided, that the right to terminate this Agreement and abandon the Transactions pursuant to this Section 8.3(a) (Breach of Representations, Warranties or Covenants) shall not be available to the Company if the Company is then in breach of this Agreement such that any condition in Section 7.2(a) (Representations and Warranties) or Section 7.2(b) (Performance of Obligations of the Company) would not be satisfied; or

(b)           at any time prior to the time the Requisite Company Vote is obtained, to enter into an Alternative Acquisition Agreement providing for a Superior Proposal in accordance with Section 6.2(d)(ii) (No Change of Recommendation or Alternative Acquisition Agreement).

8.4.          Termination by Parent. Subject to Section 8.5 (Notice of Termination), this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by Parent:

(a)           if there has been a breach of any representation or warranty or covenant made by the Company set forth in this Agreement, in any case such that any condition in Section 7.2(a) (Representations and Warranties) or Section 7.2(b) (Performance of Obligations of the Company) would not be satisfied, and such breach or failure is not curable prior to three Business Days prior to the Outside Date, or if curable prior to such time, has not been cured within 45 days after the giving of written notice thereof by Parent to the Company describing such breach or failure in reasonable detail; provided, that the right to terminate this Agreement pursuant to this Section 8.4(a) (Breach of Representations, Warranties or Covenants) shall not be available to Parent if either Parent or Merger Sub is then in breach of this Agreement such that the condition in Section 7.3(a) (Representations and Warranties) or Section 7.3(b) (Performance of Obligations of Parent and Merger Sub) would not be satisfied; or

(b)           at any time prior to the time the Requisite Company Vote is obtained, if a Change of Recommendation shall have occurred.

8.5.          Notice of Termination; Effect of Termination.

(a)           In the event of termination of this Agreement by either the Company or Parent as provided in this Article VIII, the terminating Party shall give written notice to the other Party specifying the provision or provisions of this Agreement pursuant to which such termination is made and a summary of the facts and circumstances forming the basis for such termination.

(b)           In the event of termination of this Agreement pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Affiliates or its or their respective Representatives); provided, however, that: (i) no such termination shall relieve any Party of (A) any liability or damages to any other Party resulting from any Fraud or Willful Breach of this Agreement prior to such termination (which liability or damages the Parties acknowledge and agree in the case of the Company may include damages pursuant to Section 261(a)(1) of the DGCL and subject to Section 9.8 (Third Party Beneficiaries) based on loss of the economic benefit of the Transactions to the holders of Shares) or (B) if applicable, the requirement to pay the Company Termination Fee as set forth in Section 8.5(c) (Company Termination Fee), and (ii) the Confidentiality Agreement and the provisions set forth in this Section 8.5 (Notice of Termination; Effect of Termination), Article IX (other than Section 9.7, except to the extent that Section 9.7 relates to the specific performance of the provisions of this Agreement that survive termination) and Exhibit A shall survive any termination of this Agreement. The Parties acknowledge and agree that, to the extent Parent or Merger Sub are required to pay damages in connection with the termination of this Agreement that exceed the Company’s expenses or out-of-pocket fees, costs or other expenses incurred in connection with this Agreement and the Transactions, including any disputes related thereto, Section 9.8 (Third-Party Beneficiaries) shall control the rights of the Company and its stockholders with respect to any such damages.

(c)           The Company shall pay to Parent, by wire transfer of immediately available funds, the Company Termination Fee if this Agreement is terminated:

(i)              by (x) either the Company or Parent pursuant to Section 8.2(a) (Termination by Either the Company or Parent (Outside Date)), or (y) by either the Company or Parent pursuant to Section 8.2(b) (Termination by Either the Company or Parent (Failure to Obtain Requisite Company Vote)), in each case,

(A)           solely to the extent such termination of the Agreement was pursuant to clause (x) of Section 8.5(c)(i) (termination pursuant to Section 8.2(a) (Termination by Either the Company or Parent (Outside Date)), at the time of such termination, each of the conditions set forth in Section 7.1 (Conditions to Each Party’s Obligation to Effect the Closing) (except for the condition set forth in Section 7.1(a) (Company Stockholder Approval) and Section 7.3 (Conditions to the Company’s Obligation to Effect the Closing) shall have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being able to be satisfied at the time of such termination),

(B)           after the date of this Agreement, a bona fide Acquisition Proposal shall have been communicated to the Company Board or publicly disclosed or publicly proposed (unless such Acquisition Proposal was withdrawn without qualification at least two Business Days prior to the event giving rise to the right of such termination (such withdrawal to be public, if such Acquisition Proposal shall have been publicly disclosed), and

(C)           within 12 months after any such termination, the Company consummates a transaction relating to an Acquisition Proposal (substituting 50% for the 20% thresholds set forth in the definition of “Acquisition Proposal”) (a “Qualifying Transaction”) or enters into a definitive agreement with respect to any Qualifying Transaction, then promptly (but in no event later than three Business Days) after, and subject to, the earlier of the entry into a definitive agreement providing for a Qualifying Transaction and the consummation of a Qualifying Transaction;

(ii)             by the Company pursuant to Section 8.3(b) (Termination by the Company (Alternative Acquisition Agreement)), then prior to or substantially concurrently with (and as a condition to the effectiveness of) such termination; or

(iii)            by Parent pursuant to Section 8.4(b) (Termination by Parent (Change of Recommendation)), then within three Business Days after termination of this Agreement.

(d)           The Parties acknowledge and agree that (i) in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, (ii) the agreements set forth in this Section 8.5 (Notice of Termination; Effect of Termination) are an integral part of the Transactions and that, without these agreements, the Parties would not have entered into this Agreement and, accordingly, if the Company fails to promptly pay or cause to be paid the amounts due pursuant to this Article VIII, and, in order to obtain such amounts, Parent commences a Proceeding that results in a final, binding and non-appealable judgment against the Company for the Termination Fee (or any portion thereof), the Company shall pay or cause to be paid to Parent (x) any reasonable and documented out-of-pocket costs and expenses, including non-contingent legal fees and expenses, incurred by Parent or Merger Sub in connection with a legal action to enforce this Agreement that results in a judgment against the Company and (y) interest on the Company Termination Fee (or any portion thereof), as the case may be, at the prime rate published in The Wall Street Journal in effect on the date such amounts were required to be made from such date through the date of payment and (iii) notwithstanding anything to the contrary set forth in this Agreement, in the event that the Company Termination Fee becomes payable by, and is paid or caused to be paid by or on behalf of, the Company, such fee shall be Parent’s sole and exclusive remedy pursuant to this Agreement except that the foregoing shall not relieve the Company from any liability for Fraud or Willful Breach of this Agreement prior to the termination of this Agreement.

Article IX

Miscellaneous and General

9.1.          Survival. Other than Section 4.22 and Section 5.10, none of the representations and warranties in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. The Parties understand and agree that the covenants and agreements contained in Article III, Section 6.12 and this Article IX shall survive the Effective Time. All other covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement, including rights in connection with, arising out of or otherwise related to any breach of such covenants and agreements, shall not survive the Effective Time.

9.2.          Notices. All notices and other communications given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. New York time (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email (to the extent that no “bounce back”, “out-of-office” replies or similar automatically generated response indicating non-delivery is received with respect thereto). Such communications must be sent to the respective Parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 9.2 (it being understood that rejection or other refusal to accept or the inability to deliver because of changed street address or email address of which no notice was given shall be deemed to be receipt of such communication as of the date of such rejection, refusal or inability to deliver):

if to the Company:

Masimo Corporation

52 Discovery

Irvine, CA 92618

Attention:	***
Email:	***

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street
New York, NY 10004

Attention:	Melissa Sawyer Lauren S. Boehmke
Email:	*** ***

White & Case LLP

1221 Avenue of the Americas
New York, New York 10020

Attention:	Richard Brand Matthew Barnett
Email:	*** ***

if to Parent or Merger Sub:

Danaher Corporation

2200 Pennsylvania Ave, NW

Suite 800W

Washington, D.C. 20037

Attention:	***
Email:	***

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention:	Daniel Wolf, P.C. David M. Klein, P.C. Brian H. Junquera
Email:	*** *** ***

9.3.           Expenses. Except as set forth in Section 6.12, Section 8.5(d), this Section 9.3 or Section 9.4, whether or not the Transactions are consummated, all costs, fees and expenses incurred in connection with this Agreement and the Transactions, including all costs, fees and expenses of its Representatives, shall be paid by the Party incurring such cost, fee or expense; provided, that (a) all expenses incurred in connection with the filing, printing and mailing the Proxy Statement shall be shared equally by the Company and Parent and (b) all filing fees in connection with any filings made with any Governmental Entity pursuant to Section 6.7 shall be borne by Parent.

9.4.          Transfer Taxes. Except as otherwise provided in Section 3.2(b), all Transfer Taxes incurred in connection with the Merger shall be paid by Parent or the Company, and expressly shall not be a liability of holders of Eligible Shares.

9.5.          Amendment or Other Modification; Waiver.

(a)           Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended or otherwise modified only by a written instrument duly executed and delivered by the Parties or, in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the Requisite Company Vote is obtained, there shall be no amendment or modification that would require the further approval of the holders of the Shares under applicable Law without such approval having first been obtained.

(b)           The conditions to each of the respective Parties’ obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in a written instrument duly executed and delivered by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law, except to the extent provided in Section 8.5.

9.6.          Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a)           This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without regard to the conflicts of laws provisions, rules or principles thereof (or any other jurisdiction).

(b)           Each of the Parties agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement (other than the Confidentiality Agreement) or the Transactions exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any objection to the laying of venue in any such Proceeding in the Chosen Courts, (C) irrevocably waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) agrees that it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 9.6(b) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c)           Each Party acknowledges and agrees that any controversy which may be connected with, arise out of or otherwise relate to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions is expected to involve complicated and difficult issues, and therefore each Party irrevocably and unconditionally waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Proceeding directly or indirectly connected with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions. Each Party hereby acknowledges and certifies that (i) no Representative of the other Parties has represented, expressly or otherwise, that such other Parties would not, in the event of any Proceeding, seek to enforce the foregoing waiver, (ii) it understands and has considered the implications of this waiver, (iii) it makes this waiver voluntarily and (iv) it has been induced to enter into this Agreement and the Transactions by, among other things, the mutual waivers, acknowledgments and certifications set forth in this Section 9.6(c).

9.7.          Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, except to the extent provided otherwise in Section 8.5, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement, consistent with the provisions of Section 9.6(b), in the Chosen Courts without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

9.8.          Third-Party Beneficiaries. The Parties agree that their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies, express or implied, including the right to rely upon the representations and warranties set forth in this Agreement, except for (a) the Company with respect to the right to pursue damages, including damages based on the loss of the economic benefit of the Transactions to the holders of the Shares (for which the Company may be entitled if proven and as determined by a court of competent jurisdiction), pursuant to Section 8.5(b), the last sentence of this Section 9.8 and Section 261(a)(1) of the DGCL, (b) from and after the Effective Time, the Indemnified Parties pursuant to the provisions of Section 6.12, (c) from and after the Effective Time, but subject to Section 8.5(b), clause (a) of this Section 9.8 and Section 261(a)(1) of the DGCL, the holders of Shares and the holders of Company Equity Awards with respect to their respective rights to receive the consideration payable pursuant to Article III, and (d) each of the successors, legal representatives, and permitted and assigns of the foregoing Persons set forth in clauses (a) through (c) shall be third party beneficiaries, but only to the extent expressly provided in the foregoing clauses (a) through (c). Notwithstanding anything to the contrary set forth in this Agreement, the rights granted pursuant to clause (a) of this Section 9.8, the provisions of Section 8.5(b) and Section 261(a)(1) of the DGCL with respect to the recovery of any damages based on the losses suffered by the holders of Shares, including damages based on the loss of the economic benefit of the Transactions to the holders of the Shares (for which the Company may be entitled if proven and as determined by a court of competent jurisdiction), shall only be enforceable on behalf of the holders of Shares by the Company in its sole and absolute discretion, as agent for the holders of Shares, it being understood and agreed that (x) any and all interests in the recovery of such losses or any such claim shall attach to the Shares and subsequently be transferable therewith and (y) consequently, any damages, settlements, awards or other amounts recovered or received by the Company with respect to such losses or claims (net of expenses incurred by the Company in connection therewith or in connection with the entry into and negotiation of this Agreement or any of the Transactions) may, among other things, and in the Company’s sole and absolute discretion, be: (i) distributed, in whole or in part, by the Company to the holders of the Shares as of any date determined by the Company in its sole and absolute discretion; or (ii) retained by the Company for the use and benefit of the Company on behalf of holders of Shares in any manner the Company deems fit in its sole and absolute discretion. Parent and Merger Sub each agrees that it and its Affiliates will not contest the validity of the appointment of the Company as agent for holders of Shares for purposes of the foregoing or the fact that any damages in respect of the loss of the economic benefit of the Transactions may be available pursuant to this Agreement (to the extent proven and as determined by a court of competent jurisdiction).

9.9.          Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary or Affiliate of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary or Affiliate to take such action. Whenever this Agreement requires a Subsidiary or Affiliate of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary or Affiliate to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary or Affiliate to take such action. Any obligation of one Party to any other Party under this Agreement, which obligation is performed, satisfied or properly fulfilled by a Subsidiary or Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

9.10.        Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Except as may be required to satisfy the obligations contemplated by Section 6.12 and, solely following the Effective Time, the assignment of rights or obligations of Parent or Merger Sub to a controlled Affiliate of Parent where assignor is not relieved of its obligations under this Agreement, no Party may assign any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties, except as provided for in Section 9.9, and any attempted or purported assignment or delegation in violation of this Section 9.10 shall be null and void ab initio.

9.11.        Entire Agreement.

(a)           This Agreement (including the Exhibits attached hereto), the Company Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall survive any termination of this Agreement and remain in full force and effect in accordance with the terms thereof.

(b)           In the event of any inconsistency between the statements in the body of this Agreement, on the one hand, and any of the Exhibits attached hereto, the Company Disclosure Schedule and the Confidentiality Agreement, on the other hand, the statements in the body of this Agreement shall control.

9.12.        Interpretation and Construction.

(a)           The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

(b)           Unless otherwise specified in this Agreement, all Preamble, Recital, Article, Section, clause, Schedule, Annex and Exhibit references used in this Agreement are to the preamble, recitals, articles, sections, clauses, schedules, annexes and exhibits to this Agreement.

(c)           Unless otherwise specified in this Agreement or the context otherwise requires, for purposes of this Agreement: (i) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb); (ii) the terms defined in the singular shall have a comparable meaning when used in the plural and vice versa; (iii) words importing one gender shall include all other genders and vice versa; (iv) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms shall refer to this Agreement as a whole and not any particular provision of this Agreement; (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; (vii) the term “or” is not exclusive; (viii) the words “shall” and “will” shall be deemed to have the same meaning and be understood to denote a directive and obligation, and not an option; (ix) all accounting terms not expressly defined in this Agreement shall have the meanings given to them under GAAP; (x) the rule known as the ejusdem generis rule shall not apply and, accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; (xi) references to the “United States” or abbreviations thereof mean the United States of America and its states, territories and possessions and (xii) the term “dollars” and the symbol “$” mean U.S. Dollars for purposes of this Agreement and all amounts in this Agreement shall be paid in U.S. Dollars.

(d)           Unless otherwise specified in this Agreement or the context otherwise requires, if this Agreement refers to information or a document having been “made available” (or words of similar import) by or on behalf of a Party to another Party, such obligation shall be deemed satisfied if (i) such first Party or its Representatives made such information or document available in any virtual data rooms established by or on behalf of the Company or otherwise provided (including by electronic mail) such information or document to such other Party or its or their Representatives, in each case prior to 12:30 p.m. (New York time) on the Execution Date, or (ii) such information or document is publicly available in the Company Reports filed or furnished on or after the Applicable Date and at least 24 hours prior to the date of this Agreement.

(e)           Unless otherwise specified in this Agreement, (i) when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and, if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day and (ii) if any action must be taken hereunder on or by a day that is not a Business Day, then such action may validly be taken on or by the next day that is a Business Day. References to days shall refer to calendar days unless Business Days are specified.

(f)            Unless otherwise specified in this Agreement or the context otherwise requires, all references in this Agreement to any (i) statute shall include the rules and regulations promulgated thereunder and all applicable, guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Entity, and (ii) Law shall be a reference to such Law as amended, re-enacted, consolidated or replaced as of the applicable date or during the applicable period of time (except that, for purposes of any representations and warranties in this Agreement that are made as of a specific date, references to any applicable Law will be deemed to refer to such Law as it exists as of such date).

(g)           Unless otherwise specified in this Agreement, all references in this Agreement to (i) any Contract, document or instrument (excluding this Agreement) mean such Contract, document or instrument as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein by reference, and (ii) this Agreement means this Agreement (taking into account the provisions of Section 9.11(a)) as amended, supplemented or otherwise modified from time to time in accordance with Section 9.5.

(h)           The Company Disclosure Schedule may include items and information the disclosure of which is not required either in response to an express disclosure requirement of this Agreement or as an exception to one or more representations or warranties or covenants set forth in this Agreement. Neither the specification of any dollar or percentage amount in any representation, warranty or covenant contained in the Agreement or the inclusion of any items or information in the Company Disclosure Schedule shall be deemed, in and of itself, to be an acknowledgement or agreement that (i) any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material”, (ii) individually or in the aggregate, it has had or would reasonably be expected to have a Material Adverse Effect or (iii) any such item or information is consistent with or outside of the ordinary course of business.

(i)           The Parties have jointly negotiated and drafted this Agreement and if an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

9.13.           Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is held by a court of competent jurisdiction or other Governmental Entity as illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith, shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the original intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.14.        Counterparts; Effectiveness. This Agreement (a) may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement and (b) shall become effective when each Party shall have received one or more counterparts hereof signed by each of the other Parties. A copy of this Agreement executed or delivered by electronic means shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the Parties as of the date first written above.

MASIMO CORPORATION

By:	/s/ Catherine Szyman
	Name:	Catherine Szyman
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

DANAHER CORPORATION

By:	/s/ Matthew R. McGrew
	Name:	Matthew R. McGrew
	Title:	Executive Vice President and Chief Financial Officer

MOBIUS MERGER SUB, INC.

By:	/s/ Frank McFaden
	Name:	Frank McFaden
	Title:	Vice President and Treasurer

[Signature Page to Agreement and Plan of Merger]

Exhibit A
Definitions

As used in this Agreement, the following terms have the meanings specified in this Exhibit A.

“Acquisition Proposal” means any bona fide written proposal, offer or indication of interest from any Person or Group (other than a proposal or offer by Parent or any of its Subsidiaries or Affiliates) providing for (a) a merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, plan of arrangement, business combination, acquisition or any other similar transaction (or series of related transactions) involving the Company or any of its Subsidiaries pursuant to which any Person or Group would beneficially own or control, directly or indirectly, 20% or more (on a non-diluted basis) of Company Common Stock or 20% or more (on a non-diluted basis) of the aggregate voting power or equity interests of the Company, or the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, or (b) the acquisition (or a series of related acquisitions) by any Person or Group of assets (including any capital stock or securities) that (i) are necessary to generate 20% or more of the consolidated net revenues or consolidated net income of the Company and its Subsidiaries (taken as a whole) during the 12-month period ended January 3, 2026 or (ii) constitute 20% or more of the total assets of the Company and its Subsidiaries (taken as a whole) as of the date of this Agreement, in each case other than the Transactions.

“Affiliate” has the meaning ascribed to such term under the Exchange Act.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” means, other than a Permitted Confidentiality Agreement, any Contract providing for any Acquisition Proposal.

“Antitrust Law” means all antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition and all foreign direct investment Laws.

“Applicable Date” means December 30, 2022.

“Approvals” has the meaning set forth in Section 5.4(a).

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Bonus Plan” has the meaning set forth in Section 6.11(f).

“Book-Entry Share” means each book-entry account formerly representing any non-certificated Eligible Shares.

“Business Day” means any day ending at 11:59 p.m. (New York time) other than a Saturday or Sunday or a day on which (a) banks in New York, New York or Irvine, California are required or authorized by Law to close, or (b) solely for purposes of determining the Closing Date, the Department of State of the State of Delaware is required or authorized by Law to close.

“Bylaws” has the meaning set forth in Section 2.2.

“Capitalization Date” means 5:00 p.m. (New York time) on February 13, 2026.

“Centerview” has the meaning set forth in Section 4.3(b).

“Certificate” means each certificate formerly representing any Eligible Shares.

“Certificate of Merger” means a certificate of merger relating to the Merger.

“Change of Recommendation” means any of the actions set forth in clauses (A) through (H) of Section 6.2(d)(i).

“Charter” has the meaning set forth in Section 2.1.

“Chosen Courts” means the Court of Chancery of the State of Delaware, or if such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Litigation Division); provided, that if subject matter jurisdiction over the matter that is the subject of the applicable Proceeding is vested exclusively in the U.S. federal courts, such Proceeding shall be heard in the U.S. District Court for the District of Delaware.

“Closing” means the closing of the Transactions.

“Closing Date” means the date on which the Closing actually occurs.

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning set forth in the Preamble.

“Company Approvals” has the meaning set forth in Section 4.4(a).

“Company Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), employment, consulting, severance, termination, separation, incentive or bonus, commission, retention, change in control, deferred compensation, profit sharing, retirement, welfare, post-employment welfare, vacation or paid-time-off, equity or equity-based (including stock purchase and phantom equity and the Stock Plans) plan, policy, program, agreement or arrangement, and each other benefit or compensation plan, program, policy, practice, Contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by or contributed to by, or required to be contributed to, or with respect to which the Company or any of its Subsidiaries has any current or contingent obligation or liability.

“Company Board” means the board of directors of the Company.

“Company Common Stock” means the shares of common stock of the Company, $0.001 par value per share.

“Company Compensation Committee” means the compensation committee of the Company Board.

“Company Credit Agreement” means that certain Credit Agreement, dated as of December 1, 2025, by and between the Company, the lenders party thereto and Bank of America, N.A., as administrative agent.

“Company Disclosure Schedule” has the meaning set forth in Article IV.

“Company Employee” means any current employee (whether full- or part-time and including any officer) of the Company or any of its Subsidiaries.

“Company Equity Awards” means the Company Options, Company PSU Awards and Company RSU Awards and any other equity or equity-based awards made pursuant to the Stock Plans or otherwise.

“Company Equity Payments” has the meaning set forth in Section 3.3(d).

“Company ERISA Affiliate” means all Persons (whether or not incorporated) that at any relevant time would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Company IT Assets” means the IT Assets owned, used or held for use by the Company or any of its Subsidiaries.

“Company Material Contract” has the meaning set forth in Section 4.11.

“Company Option” means any outstanding option to purchase Shares granted under the Stock Plans or otherwise.

“Company Preferred Stock” means the shares of preferred stock of the Company, $0.001 par value per share.

“Company Product” has the meaning set forth in Section 4.5(c)(i).

“Company PSU Award” means any outstanding performance-based restricted stock unit award granted under the Stock Plans or otherwise.

“Company Recommendation” has the meaning set forth in Section 4.3(b).

“Company Reports” means the reports, forms, proxy statements, prospectuses, registration statements and other statements, certifications and documents required to be or otherwise filed with or furnished to the SEC pursuant to the Exchange Act or the Securities Act by the Company, including exhibits thereto and all other information incorporated by reference and any amendments and supplements thereto.

“Company RSU Award” means any outstanding restricted stock unit award granted under the Stock Plans or otherwise.

“Company Software” means all Software that is owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Stockholders Meeting” means the meeting of stockholders of the Company to be held to consider the adoption of this Agreement.

“Company Termination Fee” means $305,000,000.00.

“Confidentiality Agreement” means the confidentiality agreement, entered into between the Company and Parent, dated as of December 11, 2025.

“Continuing Employees” means the employees of the Company and its Subsidiaries at the Effective Time who continue to remain employed with the Company or its Subsidiaries immediately following the Effective Time.

“Contract” means any legally binding contract, agreement, arrangement, understanding, lease, license, note, mortgage, indenture or any other similar obligation.

“Converted PSU Award” has the meaning set forth in Section 3.3(c).

“Converted RSU Award” has the meaning set forth in Section 3.3(b).

“Converting Shares” means, collectively, Shares owned by any Wholly Owned Subsidiary of Parent (other than Merger Sub) or a Wholly Owned Subsidiary of the Company.

“D&O Insurance” has the meaning set forth in Section 6.12(b).

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” means Shares that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal has been duly demanded, and not effectively withdrawn or otherwise waived or lost, pursuant to Section 262 of the DGCL.

“Dissenting Stockholders” means the holders of Dissenting Shares.

“DTC” means The Depository Trust Company.

“Effective Time” has the meaning set forth in Section 1.2.

“Eligible Shares” means, other than any Excluded Shares and Converting Shares, each Share issued and outstanding immediately prior to the Effective Time.

“Encumbrance” means any pledge, lien, charge, option, hypothecation, mortgage, deed of trust, security interest, financing statement, adverse right, title or survey defect, prior assignment, or any other charge or encumbrance of any kind or nature whatsoever, whether contingent or absolute.

“Environmental Law” means any Law regulating or relating to the (a) protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), including the protection of the health and safety of employees and other persons (as such relates to exposure to Hazardous Substances) or (b) the exposure to, handling, use, storage, labeling, recycling, treatment, generation, transportation, disposal, Release or threatened Release of any Hazardous Substance.

“Environmental Permit” any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” means “employee benefit plans” within the meaning of Section 3(3) of ERISA.

“Event” means any event, change, development, circumstance, state of facts, condition, occurrence or effect.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Fund” has the meaning set forth in Section 3.2(a)(i).

“Exchange Ratio” means (i) the Per Share Merger Consideration, divided by (ii) the volumed weighted average trading price per share of Parent Common Stock for the 10-trading day period ending on and including the Closing Date, as reported by the New York Stock Exchange.

“Excluded Benefits” has the meaning set forth in Section 6.11(a).

“Excluded Shares” means, collectively, (a) Shares owned by Parent, Merger Sub or the Company, and (b) Dissenting Shares.

“Export Import Laws” means all applicable export and import control Laws and Orders in jurisdictions in which the Company or any of its Subsidiaries do business, have done business or are otherwise subject to, including the Export Administration Regulations, and the EU Dual Use Regulation.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“FDA” means the U.S. Food and Drug Administration, or any successor agency or authority thereto.

“FDCA” means the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. §§ 301 et seq. and any applicable implementing regulations promulgated thereunder, as amended from time to time.

“Fraud” means, with respect to a Party, actual and intentional common law fraud as defined under Delaware law on the part of such Person with respect to the making of any representation or warranty set forth in Article IV or Article V, as applicable, as determined by a court of competent jurisdiction. For the avoidance of doubt, “Fraud” shall not include any claim based on constructive knowledge, recklessness, negligent misrepresentation or any similar theory.

“Form S-8” has the meaning set forth in Section 3.3(d).

“GAAP” means United States generally accepted accounting principles.

“Government Contract” means any Contract for the sale of supplies or provision of services, including without limitation any grant, cooperative agreement or cooperative research and development agreement, that is between the Company or any of its Subsidiaries, on one hand, and a Governmental Entity or any prime contractor of subcontractor (at any tier) of any Governmental Entity, in its capacity as such, on the other hand.

“Governmental Entity” means any governmental, quasi-governmental, regulatory or self-regulatory authority, enforcement authority, agency, commission, body or other entity or any subdivision or instrumentality thereof, including any stock exchange or other self-regulatory organization, court, tribunal or arbitral body or arbitrator (public or private) or any subdivision or instrumentality thereof, in each case of competent jurisdiction.

“Governmental Healthcare Program” means any U.S. federal health program as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, Medicaid, TRICARE, CHAMPVA and state health care programs (as defined therein), and any healthcare program administered by a Governmental Entity.

“Group” has the meaning given to such term under Section 13 of the Exchange Act.

“Hazardous Substance” means any substance that is listed, defined, designated or classified as hazardous, radioactive, toxic, dangerous, harmful, a pollutant or a contaminant or words of similar meaning pursuant to any applicable Environmental Law, including petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation, polychlorinated biphenyls or per- and polyfluoroalkyl substances (including perfluorooctanoic acid).

“Healthcare Laws” means all healthcare Laws applicable to the Company, any Subsidiary of the Company, or any of their respective products or activities, including, to the extent applicable to the Company and its Subsidiaries: (a) the FDCA (including all applicable registration and listing requirements set forth in Section 510 of the FDCA and the U.S. Public Health Service Act (42 U.S.C. § 201, et seq.), including those for registration, listing, and pre-market notification requirements, for current Good Manufacturing Practice, Good Clinical Practice, and Good Laboratory Practice requirements, and for adverse event, correction and removal, and recall requirements, including as set forth in 21 C.F.R. Parts 4, 7, 11, 50, 54, 56, 58, 803, 806, 807, 812, and 820, (b) the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010; (c) federal Medicare and Medicaid statutes; (d) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), Stark Law (42 U.S.C. §1395nn), the federal False Claims Act (31 U.S.C. § 3729 et seq.), the federal Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a, the Federal Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801-3812), the False Statements Relating to Health Care Matters law, 18 U.S.C. §, 1035, the federal Beneficiary Anti-Inducement Statute, 42 U.S.C. § 1320a-7a(a)(5) the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, “HIPAA”); (e) state testing, manufacturing, distribution, commercialization, marketing, licensing, disclosure, gift ban, code of conduct and reporting requirements, including the Physician Payments Sunshine Act (42 U.S.C. §1320a-7h) and equivalent or related state reporting requirements, (f) the Federal Trade Commission Act; (g) the exclusion laws (42 U.S.C. § 1320a-7); (h) any Laws governing or regulating the conduct of clinical research; (i) any Law relevant to Healthcare Permits; (j) any applicable and comparable non-U.S. Laws for any of the foregoing, including the EU Medical Devices Regulation (EU) 2017/745 (MDR); and (k) any applicable regulations promulgated pursuant to each of the foregoing statutes, and equivalent state statutes or regulations.

“Healthcare Permits” means all approvals, authorizations, certificates, clearances, consents, licenses, permits, registrations, and accreditations, qualifications, declarations, filings, reports, exemptions, listings, exemptions, or any other permissions granted or issued by any Governmental Entity or any other applicable Regulatory Agency (whether public or private) regarding any of the Company Products and required to legally operate the business of the Company and each Subsidiary (in each case, solely with respect to the Company and each Subsidiary).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication, all obligations of such Person (a) for borrowed money, (b) as evidenced by bonds, debentures, notes or similar instruments or other debt instrument or debt security, (c) for finance or capital leases required to be accounted for as capital lease obligations on a balance sheet in accordance with GAAP, (d) pursuant to securitization programs or arrangements, (e) for obligations of such Person under swaps, options, forward sales contracts, derivatives and other hedging Contracts, financial instruments or arrangements that would be payable upon termination thereof (assuming termination on the date of determination), (f) for letters of credit, bank guarantees, surety bonds, performance bonds, bankers’ acceptance and other similar Contracts or arrangements entered into by or on behalf of such Person, to the extent drawn, (g) obligations for the deferred purchase price of property, goods, services or other assets (other than current trade payables in the ordinary course of business), including any “earn-out” or other contingent payment obligation (calculated based on the maximum amount payable); (h) pursuant to guarantees and arrangements having the economic effect of a guarantee (other than a clearing house guarantee) of any obligation or undertaking of any other Person contemplated by the foregoing clauses (a) through (g) of this definition, in each case including all interest, penalties or other payments due with respect thereto, but excluding (x) intercompany indebtedness, obligations, liabilities or undertakings (including any guarantees or arrangements having the economic effect of a guarantee) solely between Parent and its Subsidiaries or solely among the Company’s Subsidiaries (as applicable), (y) obligations, liabilities or undertakings for operating leases or (z) obligations, liabilities or undertakings under performance bonds, other than amounts then due and owing and not being contested in good faith by appropriate proceedings.

“Indemnified Parties” means, collectively, each present and former (determined as of the Effective Time for purposes of Section 6.12) director, officer or employee of the Company or any of its Subsidiaries, and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of the Company or any of its Subsidiaries.

“Insurance Policies” means any fire and casualty, general liability, business interruption, product liability, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other material liability insurance policies and self-insurance programs relating to the business, assets and operations of the Company and its Subsidiaries.

“Intellectual Property Rights” means all intellectual property and other similar proprietary rights anywhere in the world, whether registered or unregistered, in or to: (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (b) patents, patent applications and invention disclosures, including amendments, certificates of correction, counterparts, non-provisionals, provisionals, divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations and all rights of priority appertaining thereto; (c) confidential or proprietary trade secrets, know-how and information, including, ideas, discoveries, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, financial and marketing plans, customer and supplier lists, , whether tangible or intangible and whether stored, compiled, or memorialized physically, electronically, graphically, photographically, or in writing (collectively, “Trade Secrets”); (d) copyrights and any other equivalent rights in or to published and unpublished works of authorship (including rights in Software, website and mobile content, data, databases and other compilations of information, in each case, as a work of authorship) and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (e) Internet domain names and URLs.

“Interim Covenant Exceptions” has the meaning set forth in Section 6.1(a).

“Intervening Event” means any Event that materially affects the business, financial condition, assets, liabilities or operations of the Company and its Subsidiaries (taken as a whole) that is not known or reasonably foreseeable by the Company Board as of or prior to the date of this Agreement (or if known, the magnitude or material consequences of which were not known or reasonably foreseeable by the Company Board at such time); provided, that in no event shall the following Events constitute an Intervening Event: (a) the receipt, existence or terms of an Acquisition Proposal or any inquiry or communication relating thereto or any matter relating thereto or consequence thereof, (b) results that were proximately caused by a material breach of this Agreement by the Company, (c)  the Company meeting or exceeding any internal or analysts’ expectations or projections, in and of itself, (d) changes after the date of this Agreement, in the market price or trading volumes of the Shares in and of themselves or (e) any Event arising out of or relating to the matters set forth on Section A.2 of the Company Disclosure Schedules; provided, that the underlying causes giving rise to the Events described in clauses (c) and (d) of this definition may be considered in determining whether an Intervening Event has occurred.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means technology devices, computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all data stored therein or processed thereby, and all associated documentation.

“Knowledge” or any similar phrase means (a) with respect to the Company, the actual knowledge of the individuals set forth in Section A.1 of the Company Disclosure Schedule and (b) with respect to Parent or Merger Sub, the actual knowledge of the Chief Executive Officer, Chief Financial Officer and the Chief Legal Officer of Parent.

“Labor Agreement” has the meaning set forth in Section 4.13(a).

“Law” means any law, act, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, legally binding directive, Order, ruling or requirement issued, enacted, adopted, promulgated or otherwise put into effect by or under the authority of any Governmental Entity.

“Lease” has the meaning set forth in Section 4.16(c).

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Licenses” means all licenses, permits, Healthcare Permits, certifications, approvals, clearances, registrations, consents, authorizations, franchises, variances and exemptions issued or granted by a Governmental Entity.

“Malicious Code” means any malicious program, routine, device or other undisclosed feature, including a so-called time bomb, virus, software lock, drop dead device, malicious logic, worm, Trojan horse, or trap or back door, which is designed to disrupt, disable or harm the operation of, or provide unauthorized access to, any IT Asset.

“Material Adverse Effect” means any Event that, individually or in the aggregate, (x) has, or would reasonably be expected to, have a material adverse effect on the ability of the Company to consummate the transactions or (y) has been, or would reasonably be expected to be, materially adverse to the financial condition, assets, liabilities, business or operations of the Company and its Subsidiaries (taken as a whole); provided, however, that, for the purposes of clause (y) of this definition, none of the following, nor any Event to the extent resulting from any of the following, alone or in combination, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred, is occurring or would reasonably be expected to occur:

(i)	changes in the credit, capital, securities or financial markets or commodity prices, inflation or United States or global economic, political, regulatory or business conditions;

(ii)	changes or developments in the geographic markets in which the Company or any of its Subsidiaries operate or the industries to which the Company and its Subsidiaries sell their products or services or from which the Company and its Subsidiaries acquire products or services;

(iii)	changes or prospective changes in GAAP or in any Law, including the interpretation or enforcement thereof;

(iv)	any failure by the Company to meet any internal, public or other projections or forecasts or estimates of revenues or earnings for any period; provided, that the underlying cause of such failure may (to the extent not otherwise excluded under this definition) be taken into account in determining whether a Material Adverse Effect has occurred, is occurring or would reasonably be expected to occur;

(v)	acts of war (whether or not declared), any outbreak or escalation of hostilities, tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions in the United States or any other country or region in the world, political unrest, civil disobedience, protests, public demonstrations, sabotage, terrorism, cyberterrorism, military, paramilitary or police actions, or national or international calamity, or the escalation or worsening of any of the foregoing or any response by any Governmental Entity to any of the foregoing;

(vi)	any weather event, natural disaster, nuclear incident, outbreak of illness or other public health event, quarantine restriction or other natural or man-made disaster or other force majeure event or occurrence or the escalation or worsening of any of the foregoing;

(vii)	the taking of any specific action that is expressly required or the failure to take any specific action that is expressly prohibited, in each case pursuant to this Agreement (other than in compliance with Section 6.1);

(viii)	any decline in the market price or change in trading volume of the Shares or a credit ratings downgrade or change in ratings outlook; provided, that the underlying cause of such Event (to the extent not otherwise excluded under this definition) may be taken into account in determining whether a Material Adverse Effect has occurred, is occurring or would reasonably be expected to occur;

(ix)	any litigation, claim or legal proceeding threatened or initiated against the Company, Merger Sub, Parent, any Company director or holder of Shares, in each case arising out of or relating to this Agreement or the Transactions (except with respect to the representations and warranties set forth in Section 4.4 or Section 4.12(g));

(x)	any Event to the extent caused by announcement or performance of this Agreement or the pendency or consummation of the Merger or the other Transactions, including any loss or change in relationship with any employee, officer, director, customer, supplier, vendor, reseller, distributor or other business partner of the Company or any of its Subsidiaries (except with respect to the representations and warranties set forth in Section 4.4 or Section 4.12(g));

(xi)	any Event arising out of or relating to the matters set forth on Section A.2 of the Company Disclosure Schedules (which exception shall apply to both clause (x) and clause (y) of this definition notwithstanding the proviso of this definition);

(xii)	any breach by Parent or Merger Sub of this Agreement or the identity of, or any other facts specific to, Parent or any of its Affiliates or their respective financing sources, including regarding plans or intentions with respect to the conduct of the business of the Company and its Subsidiaries following the consummation of the Transactions, or the form of consideration used to acquire the Company, or in connection with this Agreement or the Transactions (except with respect to the representations and warranties set forth in Section 4.4 or Section 4.12(g));

provided, further, that, with respect to clauses (i), (ii), (iii), (iv), (v) and (vi) such Events that are not otherwise excluded from the definition hereof may be taken into account in determining whether a “Material Adverse Effect” has occurred, is occurring or would reasonably be expected to occur to the extent (and only to the extent) that they disproportionately adversely affect the Company and its Subsidiaries (taken as a whole) relative to other similarly situated and comparable companies in the industries and in the geographic markets in which the Company and its Subsidiaries conduct their businesses.

“Material Proceedings” means the Proceedings set forth on Section A.3 of the Company Disclosure Schedule.

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) of ERISA.

“NASDAQ” means the Nasdaq Global Select Market.

“Non-U.S. Company Benefit Plan” means a Company Benefit Plan that is maintained primarily for the benefit of Company Employees or other individual service providers of the Company or any of its Subsidiaries residing or performing services outside of the United States.

“OIG” has the meaning set forth in Section 4.5(c).

“Open Source License” means any license or other right to use Software that conditions the distribution of Company Software on (a) making available source code for any portion of such Company Software, (b) prohibiting or limiting the ability to charge fees or other consideration for such Company Software, (c) granting any license or other right to any third Person to decompile or otherwise reverse-engineer such Company Software or (d) the licensing of any such Company Software for the purpose of making derivative works of such Company Software.

“Order” means any order, award, judgment, injunction, writ, decree, directive, settlement, stipulation, ruling, judicial decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its certificate of incorporation and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company agreement, or comparable documents, (d) with respect to any Person that is a trust, its declaration of trust, or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Other Anti-Bribery Laws” means, other than the FCPA, all applicable anti-bribery, anti-corruption, anti-money-laundering and similar Laws in each jurisdiction in which the Company and its Subsidiaries operate or have operated and in which any authorized agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries or the Company or any of its Subsidiaries are otherwise subject.

“Outside Date” has the meaning set forth in Section 8.2(a).

“Owned IPR” means all Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries.

“Parent” has the meaning set forth in the Preamble.

“Parent Approvals” has the meaning set forth in Section 5.4(a).

“Parent Benefit Plan” means any employee benefit or compensation plan, program, policy, practice, contract, or arrangement, in each case, which is sponsored or maintained by Parent or any of its Subsidiaries for the benefit of Continuing Employees following the Closing.

“Parent Board” means the board of directors of Parent.

“Parent Common Stock” means the shares of common stock of Parent, $0.01 par value per share.

“Parent Disclosure Schedule” has the meaning set forth in Article V.

“Parties” and “Party” have the meanings set forth in the Preamble.

“Paying Agent” means a bank or trust company selected by Parent at least 10 Business Days prior to the Effective Time that is reasonably acceptable to the Company.

“Paying Agent Agreement” means the Contract pursuant to which Parent shall appoint the Paying Agent, which shall be in form and substance reasonably acceptable to the Company.

“PBGC” has the meaning set forth in Section 4.12(e).

“Per Share Merger Consideration” means $180.00 in cash, without interest.

“Permitted Confidentiality Agreement” has the meaning set forth in Section 6.2(b)(ii).

“Permitted Encumbrances” means (a) Encumbrances for Taxes or other governmental charges not yet due and payable or, if due, either are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves or other security have been established in accordance with GAAP; (b) statutory Encumbrances and mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the ordinary course of business for amounts not yet delinquent; (c) statutory or common law Encumbrances to secure landlords, lessors or renters under leases or rental Contracts to the extent such Encumbrances are not currently enforceable as a result of a breach or default by the Company; (d) any easements, covenants, rights-of-way, restrictions of record and other similar matters of record affecting title to any real property which do not or would not materially impair or interfere with the use or occupancy of such real property in the ordinary conduct of the Company’s business; (e) non-exclusive licenses, covenants not to sue or similar rights or immunities with respect to Intellectual Property Rights granted in the ordinary course of business; (f) Encumbrances in connection with zoning, entitlement or other land use or environmental regulation by any Governmental Entity having jurisdiction over such real property or the activities conducted thereon and which are not violated by the current use or occupancy of such real property in the ordinary conduct of the Company’s business; (g) Encumbrances disclosed on and reflected in the Company Reports; (h) Encumbrances incurred or deposits made, in each case, in the ordinary course of business, in connection with workers’ compensation, unemployment insurance or other types of social security in the ordinary course of business; (i) other Encumbrances not incurred in connection with the borrowing of money that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use, operation or value of the properties or assets to which they relate; and (j) restrictions on transfer solely arising under or relating to applicable securities Laws.

“Person” means any individual or entity.

“Personal Information” means any information that (a) alone or in combination with other information can reasonably be used to identify a natural person, household or device, or (b) otherwise constitutes “personal information”, “personally identifiable information”, “personal data”, “protected health information” or similar term under applicable Laws or Privacy and Security Requirements.

“Privacy and Security Requirements” means, collectively, all of the following to the extent (a) relating to the collection, access, use, processing, storage, or disclosure of any personal, sensitive, or confidential information or data, including any Personal Information, or otherwise relating to privacy, data protection, security, or security breach notification requirements and (b) applicable to the Company and its Subsidiaries, to the conduct of businesses of the Company and its Subsidiaries, or to any of the Company IT Assets: (i) the Company’s and its Subsidiaries’ own public-facing rules, policies, representations, and procedures; (ii) all applicable Laws, including without limitation HIPAA, the Federal Trade Commission Act, the EU General Data Protection Regulation, the UK General Data Protection Regulation, and the California Consumer Privacy Act; (iii) binding industry standards applicable to the industry in which the businesses of the Company and its Subsidiaries operate (including, if applicable, the Payment Card Industry Data Security Standard (PCI DSS) and industry standards relating to clinical trials or research studies); and (iv) contracts to which the Company or any of its Subsidiaries has entered or by which it is otherwise bound.

“Proceeding” means any action, cause of action (including qui tam action), claim, litigation, charge, subpoena, civil investigative demand, inquiry, suit, proceeding or investigation by a Governmental Entity, arbitration or other similar proceeding, civil, criminal, regulatory, administrative or otherwise.

“Protection Period” has the meaning set forth in Section 6.11.

“Proxy Statement” has the meaning set forth in Section 6.6(a).

“Qualifying Transaction” has the meanings set forth in Section 8.5(c)(i)(C).

“Real Property” means, collectively, the Owned Real Property and Leased Real Property.

“Recall” has the meaning set forth in Section 4.5(c)(iii).

“Registered” means registered with, issued by, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Regulatory Agency” has the meaning set forth in Section 4.5(c)(i).

“Regulatory Approval” has the meaning set forth in Section 7.1(b).

“Release” means any spill, discharge, leaking, pouring, dumping, emptying, injection, deposit, disposal, dispersal, leaching or migration into or through the environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata).

“Representative” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), advisor, agent or other representative of such Person, in each case acting in their capacity as such.

“Requisite Company Vote” means the adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at the Company Stockholders Meeting.

“Sanctioned Country” means any country, region, or government thereof that is, or has been at any time since April 24, 2019, the subject or target of a comprehensive embargo under Trade Controls, (including, as of the date of this Agreement, Cuba, Iran, North Korea, the Crimea, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic,” and non-government controlled areas of the Zaporizhzhia and Kerson regions of Ukraine).

“Sanctioned Person” means any Person that is the subject or target of Sanctions or restrictions under Trade Controls including: (i) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, or any other OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State sanctions- or export-related restricted party list; (ii) any Person operating, organized, or resident in a Sanctioned Country; (iii) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clauses (i) or (ii); or (iv) any national of a Sanctioned Country with whom U.S. persons are prohibited from dealing.

“Sanctions” means all Laws and Orders relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State) and the United Nations Security Council.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Share” means any share of the Company Common Stock.

“Software” means any programs, applications, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, and application programming interfaces, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating to any of the foregoing.

“Stock Plans” means the Company’s 2017 Equity Incentive Plan and 2007 Equity Incentive Plan.

“Subsidiary” has the meaning ascribed to such term under the Exchange Act.

“Superior Proposal” means a bona fide written Acquisition Proposal (with all references to “20%” in the definition of Acquisition Proposal being deemed to be references to “50%”), made after the date of this Agreement by any Person on terms that the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisors, is reasonably likely to be consummated in accordance with its terms, and taking into account all aspects of the Acquisition Proposal that the Company Board deems relevant (including the expected timing and likelihood of consummation, regulatory risk, conditions to consummation and the need for, and, if applicable, the availability of, necessary financing, and other aspects of the Acquisition Proposal that the Company Board deems relevant), is more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions (including after giving effect to the proposal, if any, made by Parent pursuant to Section 6.2).

“Surviving Corporation” has the meaning set forth in Section 1.3.

“Tail Period” means the period beginning as of the Effective Time and ending at the time that is six years after the Effective Time.

“Takeover Notice Period” has the meaning set forth in Section 6.2(d)(ii).

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates, information returns and other documents and attachments thereto) relating to Taxes, including any amendment or supplements thereof (and any related or supporting workpapers or information related thereto), filed or required to be filed or supplied to any Taxing Authority.

“Taxes” means all income, profits, franchise, transfer, net income, gross receipts, environmental, customs duty, import export tariff, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, documentary, alternative or add-on minimum, escheat and unclaimed property, withholding, excise, production, value-added, ad valorem, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Taxing Authority” means any Governmental Entity having competent jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Third Party Worker” shall mean any employee of a third party employer, contract for labor, or temporary or manpower agency who works for the benefit of or provides services to the Company or any of its Subsidiaries.

“Trade Controls” has the meaning set forth in Section 4.5(d)(i).

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property Rights.”

“Transaction Litigation” has the meaning set forth in Section 6.16.

“Transactions” has the meaning set forth in the Recitals.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value-added, registration and other similar such Taxes and all conveyance fees, recording fees and other similar charges.

“Voting Agreement” has the meaning set forth in the Recitals.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, or any similar Laws.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned or controlled by such Person.

“Willful Breach” means a deliberate action taken or deliberate failure to act that the breaching Party intentionally takes (or intentionally fails to take) and actually knows (or reasonably should have known) would, or would reasonably be expected to, cause a material breach of a covenant or agreement or set forth in this Agreement; it being understood that such term shall include the failure to consummate the Closing when required to do so by the terms of this Agreement.